OmniVision™

2002 Annual Report


OV 528
0209
K60290.5
OV7635FB

OmniVision
930 Thompson Place, Sunnyvale, CA 94086
Tel: (408) 733-3030 Fax: (408) 733-3061

To Our Stockholders:

OmniVision Technologies, Inc. completed fiscal year 2002 — ended April 30, 2002 — on an extremely positive note: With improving gross margins, a better mix in our distribution channels, and higher average selling prices, we reported fourth-quarter net income of \$1.6 million on revenues of \$13.1 million, compared to net income of \$330,000 on revenues of \$10.0 million in the third quarter of fiscal year 2002.

This sequential improvement in top- and bottom-line results came on the heels of a one-time \$3.5 million second-quarter charge for settlement of a legal dispute that resulted in a net loss for the fiscal year of \$1.3 million on revenues of \$46.5 million; absent the one-time settlement charge, net income would have been approximately \$2.2 million. At April 30, 2002, we had \$57.8 million in cash, cash equivalents and short-term investments, \$65.1 million in working capital, no debt, and stockholders' equity of \$71.5 million.

We continue to offer what we believe is the broadest array of CMOS image sensors in the world. With its small footprint, low cost, and low power consumption, our 1.3 mega-pixel CameraChip™ remains unique in the industry and is enabling OEMs to offer high-resolution digital still cameras for well under \$100 retail. A 2.1 mega-pixel CameraChip™, expected to be in volume production by the fourth quarter of calendar 2002, is likely to make further inroads among manufacturers of digital still cameras, a rapidly growing market that to date has been dominated by more expensive and less energy-efficient CCD imagers.

We see a great deal of potential in other markets as well: in PC video cameras, for example, where the availability of USB 2.0 will facilitate live full-screen PC-to-PC video-conferencing; in commercial and residential security and surveillance applications, where our lower-resolution CIF, VGA and SVGA sensors remain very popular; and in mobile phones, where 3G wireless networks will facilitate the transmission of live video and video clips.

Our R&D program, on which we spent more than \$7 million last year, is designed to ensure that we remain at the forefront of evolving CMOS technologies. It is aimed at addressing the demand for ever smaller, cheaper and more efficient cameras that can tap the potential of a world-wide communications infrastructure that to date has been aimed primarily at the transmission of data and voice, but which increasingly is being designed to accommodate still and video images as well.

We expect to do particularly well in markets — mobile phones, for one, which are evolving into multi-media messaging devices — where size, cost, and power consumption are critical issues for manufacturers and consumers alike. We are also pursuing other areas — notably automotive applications, as well as machine vision and medical instruments — which, although not expected to be significant contributors to our revenues in fiscal 2003, show considerable promise in their own right and support a program to broaden end-user applications while diversifying our sales channels.

In summary, we approach the future with a great deal of optimism. We have an exceptionally strong balance sheet, a talented and committed workforce, and superior technology. And while we fully expect competition to intensify, we believe we are exceedingly well-positioned to gain market share in providing innovative solutions for mass-market imaging applications. Indeed, with our continually improving technology, our expanding range of products, and our scaleable manufacturing model, we believe it is an arena in which we can thrive.

We thank you, our stockholders, for your continued support, and we look forward to keeping you apprised of our progress.

Sincerely,

Shaw Hong
President and Chief Executive Officer

The statements contained in this Annual Report to Stockholders that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the timing of production of the 2.1 mega-pixel CameraChip and its potential markets; the potential in certain markets for our products; the markets in which we expect our products to do particularly well; the expected contributions in fiscal year 2003 of revenues from the automotive and other emerging markets and our expectation that competition will intensify. All forward-looking statements included in this document are based on information available to our company on the date hereof, and we assume no obligation to update any such forward-looking statements. Stockholders are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors; including among others, the ongoing economic slowdown has reduced and may continue to reduce our revenues and to harm our business; new markets for our products may not emerge or may be delayed due to the current economic environment which would adversely affect our revenues and business; our growth may be diminished if the demand for our products in current and emerging markets fails to increase as we anticipate; our dependence on a few key customers could significantly reduce our revenues; intense competition in our markets may harm our business by reducing sales of our products; we may not be able to timely develop and introduce new products and any interruption, reversal or delay of the acceptance and growth of CMOS technology for mass market sensor applications could adversely affect our ability to increase our revenues. Further information on factors that could affect our results is included in our Annual Report on Form 10-K for the year ended April 30, 2002.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2002.

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to __________

Commission file number: 0-29939

OMNIVISION TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**77-0401990**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

930 Thompson Place, Sunnyvale, California 94085
(Address of principal executive office) (Zip Code)

Registrant's telephone number, including area code: **(408) 733-3030**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the Common Stock on July 19, 2002 as reported on the Nasdaq National Market, was approximately $274,635,891. Shares of Common Stock held by each executive officer and director and by each person who owns five percent or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of July 19, 2002, registrant had outstanding 22,498,279 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

The Registrant has incorporated by reference into Part III of this Annual Report on Form 10-K portions of its Proxy Statement for the 2002 Annual Meeting of Stockholders.

OMNIVISION TECHNOLOGIES, INC.

INDEX TO

ANNUAL REPORT ON FORM 10-K

FOR YEAR ENDED APRIL 30, 2002

PART I

ITEM 1. BUSINESS

This Annual Report on Form 10-K, including the information incorporated by reference herein, includes "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All of the statements contained in this Item 1, other than statements of historical fact, should be considered forward-looking statements, including, but not limited to, the statements relating to the statements regarding the timing of the marketability of emerging applications; the growth of the PC camera market; the growth of the number of pictures generated as different uses of imaging and video emerge; the increased ease of transferring images across PC systems and communication networks; opportunities for small, low power, low cost digital still cameras to be integrated directly into portable devices; the growth of the CMOS image sensor market and the time at which the CMOS image sensor market will surpass the CCD image sensor market; the role which new CMOS image sensors will play in moving video applications into many new mass markets; the suitability of multiple chip image sensors for many new mass market applications; the advantages derived by us and our customers from directly working together; our expectation of international sales continuing to account for a significant portion of our revenues; our continued investment of significant funds in research and development; our future success being dependent upon our ability to protect our intellectual property; our plan to vigorously defend ourselves in lawsuits regarding intellectual property; our continued evaluation of the benefits of migrating to a smaller circuit technology, using other color filter vendors and other packaging technologies and making our testing facilities available to third parties and the retention of future earnings and the payment of cash dividends. There can be no assurance that these expectations will prove to have been correct. Certain important factors that could cause actual results to differ materially from our expectations are disclosed in this Annual Report on Form 10-K, including, without limitation, in the section entitled "Factors Affecting Future Results" in Item 7. — Management's Discussion and Analysis of Financial Condition and Results of Operation and this section. All subsequent written and oral forward-looking statements by or attributable to us or persons acting on our behalf are expressly qualified in their entirety by such factors.

All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. These forward-looking statements are made in reliance upon the safe harbor provision of The Private Securities Litigation Reform Act of 1995.

Overview

We were organized in 1995 as a California corporation and completed a reincorporation in Delaware in March 2000 prior to our initial public offering. We design, develop and market high performance, high quality and cost efficient semiconductor imaging devices for computing, communications, industrial, automotive and consumer electronics applications. Our main product, an image sensing device called a CameraChip™, is used to capture an image in cameras and camera related products in high-volume imaging applications such as personal computer cameras, digital still cameras, security and surveillance cameras, personal digital assistant cameras and mobile phone cameras and cameras for automobiles and toys for both still picture and live video applications. We have developed our CameraChips using the standard semiconductor manufacturing process used for approximately ninety percent of modern integrated circuits. This enables us to take advantage of the many benefits of high volume, mainstream semiconductor manufacturing such as low cost, high reliability, volume capacity and competitive lead times. In addition, unlike competitive image sensors, which require multiple chips to achieve the same functions, we are able to integrate nearly all camera functions into a single CameraChip. This leads us to believe that we supply the most highly integrated, single chip image sensing device. Our highly integrated chip design offers competitive advantages that can allow our customers to design cameras that are lower in cost, smaller, lighter in weight, consume less power, are more reliable and more easily integrated with other circuits than cameras using multiple chip image sensors. Our CameraChips are currently used for the following applications:

- digital still cameras, personal computer video cameras, personal digital assistant cameras and mobile phone cameras which are used for capturing images that can be stored, downloaded, viewed, edited and manipulated, and for Internet applications such as creating still and live video for websites and e-mail;

- security and surveillance systems and closed circuit television systems including onsite and remote security cameras for both home and business and surveillance systems such as baby monitors and door phones; and

- toys and games such as highly interactive participatory video games where the users' motions and images can be incorporated into the game and his or her motions, rather than a joystick or mouse, control actions in the game.

We assist our customers in developing new CameraChip specifications that are required for emerging applications. We believe that these applications will be marketable within the next three years. Examples of such applications include:

- personal identification systems such as fingerprint scanners, retina scanners and face recognition systems;

- medical imaging devices used for routine doctors' office examinations;

- machine control systems such as bar code readers, production control systems and quality inspection systems;

- automotive applications such as cameras that may replace rear and side view mirrors, provide inadvertent lane departure and blind-spot collision detection, air bag inflation sensors, rear-approach headlight auto-dimming sensors, accident recorders, driver monitors and maintenance inspection systems; and

- videophones integrated in tabletop phones.

We have shipped approximately 6.0 million CameraChips in the year ended April 30, 2002, or Fiscal Year 2002, as compared to approximately 6.5 million CameraChips in the year ended April 30, 2001, or Fiscal Year 2001. Our customers include industry leading original equipment manufacturers, or OEM, such as Alaris, Inc., or Alaris, Creative Technologies Ltd., or Creative, Teksel Co., Ltd., or Teksel, who distributes our products to Kyocera Corporation, or Kyocera, X10 Wireless Technology, Inc., or X10, and Viewquest Technologies, Inc., or Viewquest.

Our objective is to be a leading supplier of CameraChips for camera manufacturers by:

- focusing on capturing and expanding mass market applications;

- targeting camera manufacturers by assisting them in the design and development of their products;

- maintaining our technology leadership by continuing to develop our core technology;

- continuing to develop new products aimed at new and existing markets; and

- continuing to establish both formal and informal strategic relationships with key suppliers and customers.

Industry Background

Growth of Digital Video Imaging

Multimedia technology and its uses have grown in the past decade. A significant driver of this growth in multimedia has been the growth of video technologies. Many large industries including the movie, television, publishing and computer industries depend directly on video technologies to create and deliver their products. Traditionally all video, still image and sound products were based on analog technologies. More recently, computer based video technology has been replacing traditional analog image and sound capture technologies, such as conventional cameras, film and tape recorders. This has begun to occur because digital technology offers enhanced quality, manipulation and storage capabilities that analog technologies lack. For example, a movie recorded and stored digitally can be easily edited and enhanced, can be easily searched and will not suffer degradation over time.

The Internet and Miniaturization of Electronics Fuel Demand for Video Imaging

Video and image capture on PCs was first used in videoconferencing applications. However, early videoconferencing applications were expensive, and suffered from poor image quality and inadequate network infrastructure. Video conferencing grew rapidly as image quality improved and cameras became more affordable. According to a study published by the Cahners In-Stat Group in July 2001, the market for PC cameras is predicted to grow from approximately 10.5 million units in 2000 to approximately 42.5 million units by 2005. As cameras became readily available on PCs, applications other than videoconferencing quickly followed. The introduction of the World Wide Web browser, with its hypertext and Uniform Resource Locator, or URL, address system, changed the Internet from a text based system to a multimedia driven network that features sound, pictures and live video clips. Fueled by the growth of the Internet as a method to publish, transport and store images, the number of pictures generated is expected to grow significantly as different uses of imaging and video continue to emerge. Today PC video cameras are used for capturing still pictures and live video clips used for web sites, video email, video greeting cards, web based photo exchanges, desktop publishing and interactive games. As network bandwidth continues to improve, transferring images across PC systems and communication networks will become even easier, further driving the demand for video and multimedia applications.

Miniaturization has moved computing from the desktop to a wide assortment of portable and hand held devices including laptops, personal digital assistants, electronic games and mobile phones. These battery operated devices are creating an opportunity for small, low power, low cost digital still cameras to be integrated directly into the portable device so that images can be captured for transfer to computer systems using wired or wireless methods. Examples of commercial uses for these captured images include property damage pictures for insurance claims, images of competitive products for analysis, or enhancement of computer contact databases.

The more recent digital still cameras use a live video image sensor to display a real time image on a miniature, built in display which serves as a viewfinder. Still images captured by the same image sensor and stored in the camera are transferred to a computer system for viewing, editing, transmitting and printing. When connected to the computer, digital still cameras can also function like PC video cameras. These devices have made a significant impact on the camera market by taking market share from film based cameras and are one of the fastest growing consumer electronic products.

Advances in Image Sensor Technology

Image sensors are at the center of all electronic cameras. Image sensors capture an image through a lens and convert that image into electronic signals. Charged couple device, or CCD, technology has dominated the image sensor market for over 25 years. However, production is concentrated with relatively few, large, primarily vertically integrated manufacturers. According to the Cahners July 2001 study, the top six CCD image sensor manufacturers, Fuji Corporation, or Fuji, Matsushita Electric Industrial, or Matsushita, Nippon Electric Corporation or NEC, Sharp Corporation, or Sharp, Sony Corporation, or Sony, and Toshiba Corporation, or Toshiba, account for approximately 97.1% of total CCD image sensor production.

A newer, easier to use semiconductor technology, complementary metal oxide semiconductor, or CMOS, has been adopted for most common integrated circuits. Although CMOS technology has been available for image sensor designs for over 20 years, until recently it has not been used in commercial products because of poorer image quality. Recent improvements in CMOS, including smaller size circuits, better current control, and a more stable fabrication process, have made it possible to design CMOS image sensors that provide high image quality and that have many advantages over CCD image sensors.

Advantages of CMOS Over CCD Technology

CMOS technology has many advantages over CCD technology including:

- Cameras using CMOS image sensors consume as little as one tenth as much power as those using CCD technology, making them more suitable for battery operated applications.

- CMOS image sensors require only one voltage, the three or five volts typically used for modern integrated CMOS circuits, while CCD image sensors require three separate and different voltages, which means that CMOS image sensors are easier and less costly to integrate into companion circuit boards.

- CMOS technology permits integration of more functions into fewer chips, providing space, cost, product design and reliability advantages. Cameras using CMOS technology do not require as many semiconductors as cameras using CCD technology.

- The CMOS fabrication process requires fewer masking steps than the CCD fabrication process. The CCD fabrication process generally requires 20 to 40 masking steps, which is two to three times more complex than the typical CMOS fabrication process.

- CMOS image sensors do not cause an image to lose definition when directed towards bright light while CCD image sensors create a blurry or smeared image.

In addition, since CCD technology is used only for image sensors, future improvements in the core technology and the fabrication process are concentrated among a few large, vertically integrated equipment manufactures. Such concentration tends to limit innovation and investments. Because of the advantages of CMOS technology as compared to CCD technology, CMOS image sensors are projected to constitute the majority of all image sensor units shipped by 2004 according to the Cahners July 2001 study. Again, according to that study, Cahners forecasts that CMOS's share of the image sensor market will grow from approximately 29.4% in 2000 to 76.8% in 2005. In particular, Cahners In-Stat Group predicts that in 2005, approximately 100.0% of the expected 42.5 million PC cameras will use CMOS image sensors. Cahners In-Stat Group also predicts that in 2005, CMOS technology will account for approximately 41.5% of the 41.0 million digital still cameras.

Applications for CMOS Image Sensors

Based on discussions with current and potential customers, we anticipate that the newer CMOS image sensors will help move video applications into many new mass markets, particularly where low cost, low power consumption and small size are important. Some of these applications include:

- a wide array of personal identification systems, including fingerprint scanners, retina scanners and face recognition systems that can be used for credit card and debit card authorization, opening a hotel door, entering a car or home, accessing a computer or online network, and any number of applications where a system needs to validate an individual's identity;

- a wide array of medical instruments used for routine doctors' office examinations;

- videophones integrated into tabletop phones;

- automotive applications such as cameras that may replace rear and side view mirrors, sensors that provide inadvertent lane departure and blind spot collision detection, air bag inflation sensors, rear-approach headlight auto-dimming sensors, accident recorders, driver monitors and maintenance inspection systems; and

- machine control applications, including bar code readers, production control systems and quality control monitors.

However, we believe that multiple chip CMOS image sensors do not fully take advantage of the benefits enabled by CMOS technology. Image sensors that require more than one chip are more expensive, larger and heavier, consume more power, are less reliable and are more difficult to integrate with other electronic circuits. As a result, multiple chip image sensors may not be ideal for many new mass-market applications.

Our Solution

We design, develop and market our high performance, high quality and cost efficient CameraChips for computing, communications, industrial, automotive, and consumer electronics applications. We have developed our CameraChips using the standard CMOS manufacturing process used for approximately 90% of modern integrated circuits. Our proprietary circuit design integrates the image capture, the image processing function, the color processing and the conversion and output into a single chip. The result is a fully processed and formatted image or video stream capable of being easily utilized by industry standard digital or analog equipment. This allows integrators of our technology to focus on their specific image application without specialized development or specific expertise on image sensor functions.

As a result, unlike competitive image sensors, which require multiple chips to achieve the same functions, we are able to integrate nearly all the camera functions into a single chip. Customers can use our highly integrated CameraChip to design camera products that are lower in cost, smaller in size, lighter in weight, consume less power and are more reliable and easier to integrate with other electronic circuits than cameras using the traditional CCD technology or multiple chip CMOS image sensors. Our CameraChips are used in conjunction with our interface chips or other manufacturers' adaptor chips to connect directly to a personal computer or to provide additional functions such as video and still image compression.

Our CameraChips provide a number of benefits to our customers, including the following:

- *Lower Cost.* The highly integrated design of our CameraChips allows our customers to build cameras that are generally less expensive than ones using CCD technology. Our single chip technology also allows our customers to build cameras that generally are less expensive than cameras using multiple chip CMOS image sensors.

- *Lower Power Consumption.* A device using our CameraChip can require as little as one tenth of the power required for a CCD camera and half the power required for a multiple chip CMOS camera, making our solution more suitable for battery powered operation. In addition, CMOS CameraChips use a single voltage while CCD image sensors require three voltages. As a result of this simplicity, our customers can more easily and quickly design camera products.

- *Smaller Size.* Our highly integrated chip design allows our customers to develop cameras that are smaller in size and lighter in weight than cameras that use CCD or multiple chip CMOS image sensors. For portable applications, size and weight are critical factors in a consumer's buying decision. Additionally, devices using our CameraChips are generally more reliable because there are fewer parts to fail.

- *Streamlined Manufacturing and Production.* Our CameraChips are well suited for large-scale production. Competing CCD image sensors must each be individually hand calibrated to match companion components to maximize the image quality due to the inconsistency of the image output. Our CameraChips provide consistent quality making streamlined manufacturing possible. Additionally, our CameraChips can be mounted onto a printed circuit board using automatic insertion equipment and can run through standard automatic re-flow soldering lines, whereas CCD image sensors must each be individually placed and soldered by hand.

- *Ease of Use.* Our CameraChips are offered as part of a complete design solution for many markets. As opposed to CCD and other CMOS image sensor manufacturers, we offer a complete solution for our customers which includes camera designs, optimized interface chips, and Windows® and Apple Computer iMac® software drivers to enable a plug and play connection of the camera to a personal computer.

- *Accelerated Time to Market.* The highly integrated nature of our CameraChips simplifies the design of cameras and allows our customers to shorten their product design time. We also help our customers accelerate their time to market by providing camera reference designs, engineering design review services and customer product evaluation testing and debugging services.

Products

We design, develop and market our high performance, high quality and cost efficient CMOS CameraChips for computing, communications, industrial, automotive and consumer electronics applications.

We have developed proprietary designs for CameraChips that include the image capture, image processing circuitry, color processing and image formatting. Our products allow our customers to control the chip functions and thereby provide custom, proprietary features in their application software or hardware design so that they can offer unique products to end users. Our technology provides a platform for different products that allow our customers to choose the most appropriate features for their applications. These features include:

Product Features	
Complementary Metal Oxide Semiconductor CameraChip	Black and white or color
Resolutions	Low resolution Medium resolution High resolution
Output Signal	Analog (for television) Digital (for computers & other digital devices)
Operating Voltage	5 volt or 3 volt
Optical Lens Size	1/6, 1/5, 1/4, 1/3 or 1/2 inch format
Interface Chips	For connecting to computers & other devices
Software Drivers	Windows, Windows CE, Linux and Apple™ computer software drivers

The following table summarizes our current CameraChip product offerings:

CMOS CameraChips

Product					
Black and White Sensors	Color Sensors	Resolution	Output	Target Markets	Introduction Date
OV5116		Low	NTSC or PAL for TV	Security and surveillance Toys and games	2/01
OV7410	OV7910	Medium	NTSC or PAL for TV	Security and surveillance Close circuit television Toys and games	2/99
OV6120	OV6620	Low	For computers	PC video cameras Toys and games Machine control	4/99
OV6130	OV6630	Low	For computers	PC video cameras Toys and games Machine control	2/00
OV6140	OV6640	Low	For computers	Mobile devices (3.3 Volt) PC video cameras	7/01
OV7120	OV7620	Medium	For computers	PC video cameras Digital still cameras Machine control	10/99
OV7130	OV7630	Medium	For computers	Mobile devices (3.3 Volt) PC video cameras Digital still cameras Machine control	7/01
OV8110	OV8610	Medium High	For computers	PC video cameras Digital still cameras Machine control	2/01
OV9120	OV9620	High	For computers	PC video cameras Digital still cameras Machine control	10/01

We also provide companion chips used to interface our CameraChips to the universal serial bus, a connection which allows add-on devices to be connected to personal computers. These low cost, proprietary designed chips accept the live video output from our CameraChips, perform data compression and handle the bus protocol for transferring the image data to the personal computer. They also act as a master for passing programming information to and from our CameraChip.

We also design, develop and license plug and play software drivers for Microsoft Windows and Apple Computer iMac system. These software drivers accept the image data being received from the universal serial bus, provide the data decompression if required and manage interface protocols with the camera. These drivers have been designed for speed and flexibility and allow easy customization of the user interface to represent the customer's brand to the end-user.

Customers

Our customers include industry leading camera manufacturers, contract manufacturers and distributors. During Fiscal Year 2002, we shipped approximately 6.0 million CameraChips as compared to approximately 6.5 million CameraChips during Fiscal Year 2001. The following table describes representative camera manufacturer customers who purchase our products for their own branded products and contract manufacturers who build products for a camera manufacturer. Also shown are representative distributors who purchase our products for resale.

Customer	Product Family	Markets
Camera Manufacturer and Contract Manufacturer Customers		
Alaris, Inc.	Color digital CameraChips Color analog CameraChips	Toys and games
COMedia Ltd.	Black and white analog CameraChips Color analog CameraChips	Security and surveillance
Concord Camera HK Limited	Color digital CameraChips	Digital still cameras Cell phone accessory
Creative Technologies Limited	Color digital CameraChips USB interface companion chips	PC video cameras Digital still cameras
CRS Electronic Co.	Color analog CameraChips	Toys and games
Curitel Communications, Inc.	Color digital CameraChips	Embedded cell phone
Mtek Vision Co., Ltd.	Color digital CameraChips USB interface companion chips	PC video cameras
Olympus Optical Co., Ltd.	Color digital CameraChips Color analog CameraChips	Security and surveillance PC video cameras
Philips Portuguosa, SA Sector Industrial de Ovar	Color digital CameraChips USB interface companion chips	PC video cameras
Samsung Electro-Mechanics Co., Ltd.	Color digital CameraChips USB interface companion chips	PC video cameras
Teksel Co. Ltd./Kyocera	Color digital CameraChips	Cell phone accessory
Viewquest Technologies, Inc.	Color digital CameraChips USB interface companion chips	PC video cameras
Welch Allyn Corporation	Black and white analog CameraChips Color analog CameraChips	Bar code readers
X10 Wireless Technology, Inc.	Color analog CameraChips	Security and surveillance
Distributors		
SEC Development Co., Ltd. (Hong Kong)	Color digital CameraChips Black and white digital CameraChips Color analog CameraChips USB interface companion chips	PC video cameras Digital still cameras Security and surveillance General purpose cameras
World Peace Industrial (Taiwan)	Color digital CameraChips Black and white digital CameraChips Color analog CameraChips USB interface companion chips	PC video cameras Digital still cameras Security and surveillance General purpose cameras

In many cases, our camera manufacturer customers outsource manufacturing functions to third parties. In these cases we typically help these third party manufacturers bring the design to production. Once the production is ready, we sell our products to these third party manufacturers either directly or through distributors. For example, Samsung Electronics Manufacturing Company, or SEMCO, a major manufacturer in Korea, manufactures a personal digital assistant camera for Creative. In many cases these third party manufacturers may also introduce us to additional camera manufacturers with whom they have relationships.

In Fiscal Year 2002, approximately 66% of our revenues were derived from camera manufacturers and their contract manufacturers. Our largest customer, X10, accounted for approximately 20% of our revenues. No other single camera manufacturer customer represented more than 10% of revenues.

In Fiscal Year 2002, approximately 34% of our revenues were derived from distributors. The largest distributor was World Peace Industrial Co. Ltd., or World Peace, which represented approximately 15% of revenues. No other single distributor represented more than 10% of revenues. We have signed distribution agreements with most of our distributors, including World Peace.

Strategic Relationships

We have established an informal strategic relationship with Taiwan Semiconductor Manufacturing Corp., or TSMC, both in Taiwan and in the United States. TSMC is one of our primary sources of wafer fabrication. This relationship includes joint engineering projects aimed at improving production yields, improving image quality and correlating final packaged chip testing and wafer level testing. We provide extensive, in depth technical expertise on CameraChip design issues, which has allowed TSMC to develop an image sensor production business. TSMC provides us with extensive, in depth technical expertise on variations of the CMOS semiconductor fabrication process which assists us in improving the design and production of our CameraChips. We are one of TSMC's largest customers for CMOS image sensors and in the past we have received preferential capacity scheduling.

We have signed an agreement with Powerchip Semiconductor Corp., or PSC, as a second source for wafer fabrication. By working closely with PSC's engineers, we have been able to design new CameraChip products that take advantage of PSC's memory chip fabrication processes. PSC's fabrication process gives us a number of important improvements, including better current control for better image quality. In return, we have assisted PSC in image sensor fabrication.

We have several informal strategic relationships with key customers in the development of new camera products incorporating our CameraChips. By working directly with key customers, we can help them take advantage of our CameraChips' capabilities and can inform them of new developments so they can market their products more quickly. By learning more about our customers' desires and requirements we are able to plan and prioritize our product development projects. Some of these key customers include Creative, for PC video cameras and digital still cameras, Alaris for cameras for toys, Viewquest for PC video cameras, Teksel/Kyocera for cameras for mobile telephones, Welch Allyn for cameras for bar code readers, and X10 for cameras for home entertainment and surveillance cameras.

Sales and Marketing

We sell our products through a direct sales force and indirectly through distributors and manufacturer's representatives. As of April 30, 2002, our sales and marketing organizations had a total of 36 employees. We also have 18 independent distributors and manufacturers' representatives, four of whom are domestic and 14 of whom are located outside the United States. We continuously evaluate whether to use a direct sales force or to utilize independent representatives in a particular region or for a given potential customer depending upon the scope of the potential sales opportunities. Sales outside of the United States represented 74% of revenues in Fiscal Year 2002, 84% of revenues in Fiscal Year 2001, and 78% of revenues for the fiscal year ended April 30, 2000, or Fiscal Year 2000. Sales outside of the United States are primarily denominated in U.S. dollars in order to reduce the risks associated with the fluctuations of foreign currency exchange rates. We expect that sales outside of the United States will continue to account for a significant portion of our revenues.

In Fiscal Year 2002, we sold our CameraChips to camera manufacturers who market camera products under their own brand. We also sold CameraChips to large manufacturing companies that produce camera products for others to market under different brand names. Through our relationships, we have developed expertise in the design of cameras. We have used that expertise to assist our customers in developing their products which incorporate our CameraChips. We also have provided reference designs and engineering design review and engineering product evaluation testing and debugging services for our customers.

Technology

We have key technical competencies in analog signal processing design, mixed signal circuit design, advanced CMOS CameraChip design, automatic testing and single chip semiconductor design.

Analog Circuit Design

We have in-house expertise to design sophisticated analog semiconductor circuits. This expertise is unique because most semiconductor design engineers today work in the area of digital circuit design. Our in-house expertise has allowed us to process the video data captured in the analog domain, which has many significant advantages over digital processing. Analog processing works directly on the original image signals without the loss of data typical with conversion to digital processing. Analog circuits require considerably less space which means we can design smaller chips with far less noise caused by heat or cross talk than digital circuits. The image processing circuits take approximately 20% to 30% of the space in our typical CameraChip design, leaving 70% to 80% for the image sensing array. Most CCD image sensors and other competitive CMOS image sensor products convert the image signal to digital as the very first step and then export the data to another chip for image processing and formatting. In our digital output product designs, conversion to a digital signal is the last step taken before the output step rather than the first. Analog processing is the key for integrating all the functions on a single chip thereby taking full advantage of the benefits of CMOS technology.

Analog Output Designs

Our analog output CameraChips are designed to output a PAL or NTSC video signal that can be used directly by standard television equipment without any additional conversion technology. These CameraChips take advantage of the analog processing technology on our digital output chips. Prior to output, the signal is formatted specifically for industry-adopted television standards. There is no digital conversion on our analog output CameraChips. CCD image sensors and other competitive CMOS image sensor products that process their images in a digital format must convert their video signal to a standard television format in a separate chip in order to generate the same output, resulting in an increase in complexity, cost and space needed for a product design.

Mixed Analog/Digital Circuit Design

We have developed extensive in house expertise in the technology of mixing analog and digital signals in the same semiconductor design without suffering the common problems of interference from noise caused by heat or crosstalk. We use digital circuits in our CameraChips to interface to the outside digital world. We have developed a method of programming the analog processing circuits which gives our customers extensive and flexible programming capability from digitally based microprocessors and micro controllers.

Advanced CMOS CameraChip Design

Our in house semiconductor design engineers are skilled in the design of high speed, low power and mixed analog/digital CMOS CameraChips. We use advanced design techniques to develop high speed, highly integrated semiconductors which can be fabricated using standard CMOS processes and which can be manufactured using conventional low cost packages.

Automatic Testing

Automatic testing methods and equipment designed for conventional CMOS devices are not sufficient for testing an image sensor. In addition to testing all the normal logic and electrical functions, an optical test must be performed on the image sensor. In our proprietary testing process, the CameraChip is turned on and captures a live image, which is subsequently analyzed for quality and color. Our in house expertise has allowed us to design automatic testing equipment, specifically for CMOS image sensors. Using low cost commercially available modules and components, we have designed and developed a complete microcomputer based testing system that has automatic handling capability, an image source, a lighting and lens system and automatic output sorting. This low cost system is programmable so that testing criteria and testing methodology can be easily changed and can be replicated to meet increased production requirements. The system produces detailed reports on test results that are used for feedback to our quality control and operations department.

Single Chip Semiconductor Design

Our expertise has allowed us to create single chip CMOS image sensing devices. Our single chip integrates the image capture, the image processing, the color processing and conversion and output for either television or computers.

Research and Development

The internal design of our CMOS CameraChips has been done in a modular fashion. The major functions, such as the image capture, image sensor control logic, color processing, analog output, digital output and programming control, are stand alone circuits that can rapidly be modified or used in new product developments. As a result, circuit improvements easily migrate to each new product, and the total development time and cost for new products is greatly reduced.

We use a team approach to design new products, which includes a senior design engineer and additional engineers with specific design expertise. As of April 30, 2002, we had a total of 53 employees in research and development.

We have invested, and expect that we will continue to invest, significant funds in research and development. Our research and development expenses were approximately $7.8 million in Fiscal Year 2002, $5.5 million in Fiscal Year 2001, and $3.7 million in Fiscal Year 2000.

Intellectual Property

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright, trademark and trade secrets, as well as nondisclosure agreements and other methods to protect various aspects of our CameraChips such as the image capture and the image processing circuit. As of April 30, 2002, we have been issued 19 United States patents. We have also received 11 foreign patents. We have filed and pending 31 additional United States patent applications, of which two have been allowed. These patents and patent applications protect the single chip image sensor design, noise reduction and cancellation circuits, image enhancement, color processing, and applications technologies of our semiconductor CameraChips.

From time to time, we have been subject to legal proceedings and claims with respect to such matters as patents and other actions arising out of the normal course of business. It is possible that companies might pursue litigation with respect to any claims such companies purport to have against us. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, pay substantial damages under applicable law, including treble damages if we are held to have willfully infringed, cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

Manufacturing

Wafer Fabrication

Our semiconductor products are fabricated using standard CMOS processes, which permit us to engage independent wafer foundries to fabricate our semiconductors. By outsourcing our manufacturing to semiconductor foundries, we are able to avoid the high cost of owning and operating a semiconductor wafer fabrication facility. This allows us to focus our resources on the design, development and marketing of our CameraChips.

We outsource our wafer manufacturing to TSMC and PSC. Our CameraChips are currently fabricated using a standard process at 0.25, 0.40, 0.50 and 0.60 microns. We continue to evaluate the benefits and feasibility of migrating to a smaller circuit technology in order to reduce costs or to increase quality and performance.

We have signed agreements with Samsung Electronics Co. Ltd., or Samsung, and CoAsia Microelectronics Corp., Samsung's sales agent, under which Samsung fabricates one of our interface chips on its standard fabrication line. Samsung not only fabricates the wafers, but also packages the chips and performs a final test, delivering a final product that can be shipped by CoAsia Microelectronics Corp. directly to our customers when required. We also purchase selected interface chips from Winbond Electronics Corp., or Winbond, for re-sale to our customers.

Color Filter Application

A majority of our unit sales of CameraChips for Fiscal Year 2002 are color CameraChips. These require a color filter to be applied to the wafer before packaging. This color filter application uses a series of masks to place red, green and blue dyes on the individual picture elements in an industry standard Bayer pattern. As a final step, a micro lens is applied to each picture element. We outsource the application of our color filters to Toppan Printing Co., Ltd. in Japan and to TSMC in Taiwan.

Assembly

After wafer fabrication, and color filter application if required, the wafers are diced into chips, which are then assembled into packages. Our products are designed to use low cost standard packages that are widely in use for optical sensor chips. These packages have a glass lid to allow light to pass through to the image sensor array. In Fiscal Year 2002, we outsourced the majority of our packaging requirements to Alphatec Semiconductor Packaging Co., or Alphatec, in Thailand, Pan Pacific Semiconductor Co., Ltd., or PPSC, in Taiwan, and Kyocera in Japan. We continue to evaluate the benefits of using other vendors and other packaging technologies in order to further reduce costs or increase quality or performance.

Testing

High volume product testing is an important part of the production of CameraChips and is a substantial barrier to entry for many companies. Production testing equipment designed for conventional CMOS devices is not sufficient for testing image sensors because an optical image must be captured and checked in addition to checking the normal logic and electrical functions. The few commercially available image sensor testers are expensive and do not meet our high standards.

We have designed our own automatic test equipment, using readily available modules and components. These testers are computer based and have automatic handling capability, a lighting and lens system, a changeable image source and automatic output sorting by grade. The system is programmable so that testing criteria and methodology can be changed easily to accommodate new products or special testing requests. Our cost to build a system is substantially less than that of commercially available testers. We can expand our production capability by building additional systems at a low cost. Current testing capacity is in excess of one million units per month.

Our policy is to do a complete optical test of all our CameraChips. Currently, substantially all of our testing is done on our testing machines installed at our headquarters facility in Sunnyvale, California, although a very small amount of testing for a few older products is done by hand by a third party. We continue to evaluate the benefits of making our testing machines available to outside vendors who could perform our testing in order to reduce costs.

We use the reports from our testing machines to monitor the cause of any failure in order to place responsibility with the appropriate vendor, i.e. wafer fabrication, color filter application or packaging and to assist with corrective actions. Since CameraChips are optical products, the exposure to impurities is a major concern during the color filter application and packaging process. We use test data to establish yield goals at each step of the manufacturing process and to take appropriate remedial action.

Quality Assurance

We focus on product quality through all stages of the design and manufacturing process. Our designs are subjected to in depth circuit simulation before being committed to silicon. Test wafers are fabricated and test chips are packaged and live tested before a new product is committed to production. Initial production runs are kept at a minimum until sufficient products have completed the entire manufacturing and testing process and are delivered to and approved by customers. Full production runs are committed at that time.

We qualify each of our vendors through a series of industry standard environmental product stress tests, as well as an audit and an analysis of the subcontractor's quality system and manufacturing capability. We also participate in quality and reliability monitoring through each stage of the production cycle by reviewing electrical parametric data from our foundries and other subcontractors. We closely monitor wafer foundry production to obtain consistent overall quality, reliability and yield levels.

Competition

We compete in an industry characterized by intense competition, rapid technological changes, evolving industry standards, declining average selling prices and rapid product obsolescence. We believe that the principal factors affecting competition in our markets are time to market, quality, total system design cost, availability of foundry capacity, customer support and supplier reputation. Our primary competition comes from CCD image sensor manufacturers and multi-chip CMOS image sensor manufacturers:

- *CCD Image Sensor Manufacturers.* Image sensor manufacturers using CCD technology include a number of well-established companies, particularly vertically integrated camcorder and high-resolution digital still camera manufacturers. Our main competition comes from the top six companies that collectively account for approximately 97.1% of the total CCD image sensor market, according to the Cahners In-Stat Group. These six companies are Fuji, Matsushita, NEC, Sharp, Sony, and Toshiba.

- *Multiple-chip CMOS Image Sensor Manufacturers.* Image sensor manufacturers using CMOS technology include a number of well established companies such as Agilent Technologies, Inc., ST Microelectronics, Conexant Systems, Inc., Hyundai Electronics Industries Co. Ltd., Mitsubishi Electronic, Motorola, Inc., and Toshiba Corporation. In addition, we compete with a large number of smaller CMOS manufacturers including Zoran Corporation, or Zoran, and IC Media Corporation.

Our competitors include many large domestic and international companies that have greater access to advanced wafer foundry capacity, substantially greater financial, technical, marketing, distribution and other resources, broader product lines, access to large customer bases and longer standing relationships with suppliers and customers than we do.

Backlog

Sales are generally made pursuant to standard purchase orders. Our backlog includes only those customer orders for which we have accepted purchase orders and assigned shipment dates within the upcoming twelve months. As of April 30, 2002 and 2001, our backlog was approximately $11.7 million and $8.3 million, respectively. Although our backlog is typically filled within two to four quarters, our current backlog is subject to changes in delivery schedules and backlog may not necessarily be an indication of future revenue.

Employees

As of April 30, 2002 we had a total of 119 full-time employees, 94 located at our headquarters in Sunnyvale, California and 25 in foreign sales support offices located in Taiwan, China, Republic of South Korea and Japan. Our future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel. None of our employees are represented by a collective bargaining agreement, and we have never experienced any work stoppage. We believe that our employee relations are good.

Executive Officers of the Registrant

The following table sets forth, as of April 30, 2002, certain information concerning our executive officers and directors:

Name	Age	Position
Shaw Hong	64	Chief Executive Officer, President and Director
Qi Dong	36	Vice President of Systems
Xinping He	38	Vice President of Core Technologies
John A. Lynch	37	Vice President of Sales and Marketing
H. Gene McCown	66	Vice President of Finance and Chief Financial Officer
Robert J. Stroh	62	Vice President of Strategic Marketing and Business Development
Raymond Wu	47	Executive Vice President and Director

Shaw Hong, one of our cofounders, has served as one of our directors and as our Chief Executive Officer and President since May 1995. Mr. Hong holds a B.S. degree in Electrical Engineering from Jiao Tong University in China and an M.S. degree in Electrical Engineering from Oregon State University.

Qi Dong has served as our Vice President of Systems since May 2000. From July 1998 to May 2000, Mr. Dong served as a Design Manager in our Core Technologies Group. Mr. Dong joined our company in February 1996 and served as a Senior Design Engineer until his promotion in July 1998. Mr. Dong holds a B.S. degree and an M.S. degree in Electrical Engineering from Tsinghua University in Beijing.

Xinping He has served as our Vice President of Core Technologies since May 2000. From July 1998 to May 2000, Mr. He served as a Design Manager in our Core Technologies Group. Mr. He joined our company in June 1995 and served as a Senior Design Engineer until his promotion in July 1998. Mr. He holds a B.S. degree and an M.S. degree in Electrical Engineering from Tsinghua University in Beijing.

John A. Lynch has served as our Vice President of Sales and Marketing since August 2001. From May 2000 to August 2001, Mr. Lynch served as Vice President of Sales of SCM Microsystems Inc., a technology company providing chips and products to the digital camera, digital TV and video editing markets. From April 1995 to May 2000, Mr. Lynch served in various sales and marketing management positions at SCM Microsystems Inc. Mr. Lynch attended Brigham Young University where he majored in International Relations.

H. Gene McCown has served as our Vice President of Finance and Chief Financial Officer since July 1999. From July 1998 to January 1999, Mr. McCown served as Vice President of Finance and Chief Financial Officer of Innovative Robotic Solutions, Inc., a manufacturer of semiconductor equipment. From July 1991 to July 1998, Mr. McCown served as Vice President of Finance and Chief Financial Officer of Chrontel, Inc., a semiconductor manufacturer. Mr. McCown holds a B.S. degree in Accounting from San Jose State University.

Robert J. Stroh has served as our Vice President of Strategic Marketing and Business Development since November 2000. From June 1998 to November 2000, Mr. Stroh served as our Vice President of Sales and Marketing. From January 1997 to June 1998, Mr. Stroh served as our Director of Marketing and Sales. Mr. Stroh holds an M.B.A. degree from Indiana University and a B.S. degree in Business from Pennsylvania State University.

Raymond Wu, one of our cofounders, has served as one of our directors since May 1995 and as our Executive Vice President since October of 1999. From July 1998 to October 1999, Mr. Wu served as our Vice President of Business Development. From May 1995 to July 1998, Mr. Wu was the head of our Sales department and our Engineering department. Mr. Wu received a B.S. degree in Electrical Engineering from Chung-Yuan University in Taiwan and an M.S. degree in Electrical Engineering from Wayne State University.

ITEM 2. PROPERTIES

Our headquarters, including our principal engineering, administrative, marketing and testing facilities, are located in approximately 21,280 square feet of space we have leased in Sunnyvale, California under a lease expiring April 30, 2003.

In December 2001, our subsidiary in Shanghai entered into an agreement to lease 41,564 square meters of space in Shanghai, People's Republic of China which will be used for product design and testing. This agreement expires in December 2051.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we have been subject to legal proceedings and claims with respect to such matters as patents, product liabilities and other actions arising out of the normal course of business.

In March 2000, we received a letter from Koninklijke Philips N.V., or Philips, in which Philips claimed to have patent rights in a serial bus system for data transmission, known as the I2C bus system. Although we do not believe any of our products infringe any Philips patent, we have discussed possible royalty or licensing arrangements as a means of business resolution. In the meantime, we have completed implementation of a new serial bus system for our products.

On November 29, 2001, a complaint captioned *McKee v. OmniVision Technologies, Inc., et. al.*, Civil Action No. 01 CV 10775, was filed in the United States District Court for the Southern District of New York against our company, some of our directors and officers, and various underwriters for our initial public offering. Plaintiffs generally allege that the named defendants violated federal securities laws because the prospectus related to our offering failed to disclose, and contained false and misleading statements regarding, certain commissions purported to have been received by the underwriters, and other purported underwriter practices in connection with their allocation of shares in our offering. Substantially similar actions have been filed concerning the initial public offerings for more than 300 different issuers, and the cases have been coordinated as *In re Initial Public Offering Securities Litigation,* 21 MC 92. The complaint against us was amended in April 2002, and seeks unspecified damages on behalf of a purported class of purchasers of our common stock between July 14, 2000 and December 6, 2000. We believe that we have meritorious defenses to this lawsuit and will defend this lawsuit vigorously.

It is possible that other companies might pursue litigation with respect to any claims such companies purport to have against us. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, pay substantial damages under applicable law, including treble damages if we are held to have willfully infringed, cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

Our Common Stock has been traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the trading symbol "OVTI" since July 14, 2000. The following table sets forth for the period indicated the high and low closing prices for our Common Stock, as reported by the Nasdaq National Market.

	High	Low
Period Ended July 19, 2002	**High**	**Low**
First Quarter (through July 19, 2002)	$ 14.290	$ 10.000
Fiscal Year Ended April 30, 2002	**High**	**Low**
Fourth Quarter	$ 13.500	$ 6.180
Third Quarter	$ 12.200	$ 3.360
Second Quarter	$ 5.000	$ 2.530
First Quarter	$ 6.200	$ 3.480
Fiscal Year Ended April 30, 2001	**High**	**Low**
Fourth Quarter	$ 5.781	$ 2.370
Third Quarter	$ 35.000	$ 2.938
Second Quarter	$ 47.250	$ 23.141
First Quarter (from July 14, 2000)	$ 40.438	$ 22.750

The reported last sale price of our Common Stock on the Nasdaq National Market on July 19, 2002 was $12.31. The approximate number of holders of record of the shares of our Common Stock was 109 as of July 19, 2002. This number does not include stockholders whose shares are held in trust by other entities. The actual number of stockholders is greater than this number of holders of record. We estimate that the number of beneficial stockholders of the shares of our Common Stock as of July 19, 2002 was approximately 3,000.

We have never declared or paid cash dividends on our capital stock. We currently expect to retain our future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the next 12 months.

ITEM 6: SELECTED FINANCIAL DATA

	Year Ended April 30,				
	2002	2001	2000	1999	1998
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenues	$ 46,518	$ 53,707	$ 40,253	$ 5,243	$ 1,476
Cost of revenues [1] [2]	25,983	54,696	28,191	4,085	2,652
Gross profit (loss)	20,535	(989)	12,062	1,158	(1,176)
Operating expenses:					
Research and development [2]	7,754	5,539	3,702	3,290	3,440
Selling, general and administrative [2]	11,505	6,703	3,243	1,853	1,323
Stock compensation charge [2]	527	1,018	1,552	459	206
Litigation settlement	3,500	—	—	—	—
Total operating expenses	23,286	13,260	8,497	5,602	4,969
Income (loss) from operations	(2,751)	(14,249)	3,565	(4,444)	(6,145)
Interest income (expense), net	1,477	2,692	174	396	106
Income (loss) before income taxes	(1,274)	(11,557)	3,739	(4,048)	(6,039)
Provision for income taxes	—	—	300	—	—
Net income (loss)	$ (1,274)	$(11,557)	$ 3,439	$ (4,048)	$ (6,039)
Net income (loss) per share:					
Basic	$ (0.06)	$ (0.67)	$ 1.15	$ (5.59)	$ (12.71)
Diluted	$ (0.06)	$ (0.67)	$ 0.21	$ (5.59)	$ (12.71)
Shares used in computing per share amounts:					
Basic	21,862	17,134	2,985	724	475
Diluted	21,862	17,134	16,399	724	475

	April 30,				
	2002	2001	2000	1999	1998
	(in thousands)				
Balance Sheet Data:					
Working capital	65,067	66,903	11,667	6,819	2,343
Total assets	82,341	78,647	26,298	10,536	3,721
Total current liabilities	10,822	7,371	12,529	2,632	633
Total redeemable convertible preferred stock	—	—	21,082	21,082	12,745
Accumulated deficit	(23,493)	(22,219)	(10,662)	(14,101)	(10,053)
Total stockholders' equity (deficit)	$ 71,519	$ 71,276	$ (7,313)	$(13,178)	$ (9,658)

(1) Includes inventory write-off of $18,652 in the fiscal year ended April 30, 2001 and a related benefit of $4,966 in the fiscal year ended April 30, 2002.

(2) Stock-based compensation charges included in:

	Year Ended April 30,				
	2002	2001	2000	1999	1998
	(in thousands)				
Cost of revenues	$ 25	$ 59	$ 310	$ 86	$ 42
Operating expenses:					
Research and development	$ 232	$ 618	$ 997	$ 278	$ 134
Selling, general and administrative	295	400	555	155	75
	$ 527	$ 1,018	$ 1,552	$ 433	$ 209

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Annual Report on Form 10-K, including the information incorporated by reference herein, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act) and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act). All of the statements contained in this Item 7 and Item 7A, other than statements of historical fact, should be considered forward-looking statements, including but not limited to, the statements relating to the development of new products in new and existing markets, the expansion of the range of picture resolutions offered in our products, the development of new products which require only three volts for portable applications, the improvement of image quality, the integration of additional functions and the continued improvement to the interface chip in the second paragraph under "Overview;" the statements under "Overview;" the statements relating to the generation of revenues from five-volt and three-volt products in 2002 in the third paragraph under "Overview;" the statements relating to technology leadership and increase in research and development expenses in the seventh paragraph under "Overview;" the statements regarding the administrative, legal and governmental barriers in China in the last paragraph under "Overview;" the statements regarding the expected increases of research and development costs under "Research and Development;" the statements regarding potential decreases in selling, general and administrative expenses under "Selling, General and Administrative;" the statements regarding the amortization of compensation charges under "Stock Compensation Charge;" the statements regarding cash resources available to meet capital requirements, the statements regarding the factors affecting future capital requirements, the raising and availability of additional funds and the factors affecting capital requirements in the sixth paragraph under "Liquidity and Capital Resources;" the statements regarding evaluation of acquisitions in the seventh paragraph under "Liquidity and Capital Resources;" the statements regarding the effect of and exposure to foreign currency exchange rate risk under "Foreign Currency Exchange Risk;" and the effect of and exposure to market interest rate risk under "Quantitative and Qualitative Discussion of Market Interest Rate Risk." There can be no assurance that these expectations will prove to have been correct. Certain important factors that could cause actual results to differ materially from our expectations are disclosed in this Annual Report on Form 10-K, including, without limitation, in the section entitled "Factors Affecting Future Results" in Item 7. – Management's Discussion and Analysis of Financial Condition and Results of Operations and in this section. All subsequent written and oral forward-looking statements by or attributable to us or persons acting on our behalf are expressly qualified in their entirety by such factors.

All forward-looking statements included in this document are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. These forward-looking statements are made in reliance upon the safe harbor provision of The Private Securities Litigation Reform Act of 1995.

Overview

We design, develop and market high performance, high quality, highly integrated and cost efficient semiconductor image sensor devices. Our main product, an image sensing device called a CameraChip™, is used to capture an image in cameras and camera related products in high-volume imaging applications such as personal computer cameras, digital still cameras, security and surveillance cameras, personal digital assistant cameras and mobile phone cameras and cameras for automobiles and toys for both still picture and live video applications. Our CameraChips are designed to use the CMOS fabrication process. Our single chip image sensors can allow our customers to build cameras that are smaller, require fewer chips, consume less power and cost less to build than cameras using traditional CCD technology, or multiple chip CMOS image sensors. Unlike competitive image sensors, which require multiple chips to achieve the same functions, we are able to integrate nearly all camera functions into a single chip. This leads us to believe that we supply one of the most highly integrated single chip CMOS image sensor solutions.

Image sensors are characterized by several important attributes such as picture resolution, color, lens size, voltage requirements and type of video output. We intend to continue developing new CameraChips aimed at new and existing markets. We plan to expand the range of picture resolutions we offer, provide additional CameraChips that require only three volts for portable applications and further improve image quality and integrate additional functions into our image sensor. In addition, we developed and market an interface chip that connects a camera to the universal serial bus on personal computers, and we plan to continue to make improvements to that product as well.

Our first image sensor was a low resolution, black and white sensor introduced in 1996. We introduced an improved version of this sensor in early 1997. In addition, we introduced color and digital image sensors in 1997 and higher resolution and higher quality image sensors in 1998 and 1999. For Fiscal Years 2002, 2001 and 2000, the majority of our revenues were generated from sales of our five-volt color image sensors. Given the growth of the Internet and multimedia applications which allow for digital images to be captured, stored and transported, we expect that a significant portion of our revenues in fiscal year ending April 30, 2003, or Fiscal Year 2003, will be generated from our five-volt color image sensors, which are used primarily in affordable and easy to use personal computer cameras, and increasingly from 3.2 volt color image sensors which are used in both personal computer cameras and cellular phone accessories.

We sell our products worldwide through a direct sales force and indirectly through distributors and manufacturers' representatives. Our image sensors are sold to camera manufacturers who market camera products under their own brand. We also sell to large manufacturing companies that produce camera products for others to market under different brand names.

We outsource all of our semiconductor manufacturing and assembly. This approach allows us to focus our resources on the design, development and marketing of our products and significantly reduces our capital requirements. We outsource our wafer manufacturing to TSMC and PSC. A majority of our unit sales of CameraChips for the Fiscal Year 2002 were color image sensors. These require a color filter to be applied to the wafer before packaging. We outsource the application of this color filter to Toppan and TSMC. We outsource the packaging of our image sensors to Kyocera, PPSC and Alphatec. Outside testing services do not offer suitable tests for the key parameter of product performance and image quality. Therefore, we design and produce our own automatic testing equipment specifically for image sensor testing, and we do substantially all of our testing in-house. Our control over the testing process helps us maintain consistent product quality and identify areas to improve product quality and reduce costs.

We recognize revenue upon the shipment of our products to the customer provided that we have received a signed purchase order, the price is fixed, title has transferred, collection of resulting receivables is probable, product returns are reasonably estimable, there are no customer acceptance requirements and there are no remaining significant obligations. For certain shipments to distributors under agreements allowing for return or credits, revenue is deferred until the distributor resells the product. We provide for future returns based on historical experiences at the time revenue is recognized.

Sales of our CameraChips are subject to seasonality. Some of the products using our CameraChips such as personal computer video cameras and digital still cameras are consumer electronics goods. Typically, these goods are subject to seasonality with generally increased consumer sales in November and December due to the holidays. As a result, product sales are impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of the calendar year. In addition, we typically experience a decrease in orders in the quarter ended January 31 from our Chinese and Taiwanese customers primarily due to the Chinese New Year.

We intend to maintain our technology leadership by continuing to develop our core technology through our in house research and development efforts. As a result, we expect that our future research and development expenses will increase in absolute dollars and may increase as a percentage of revenues as we design and develop our next generation of image sensor products during Fiscal Year 2003.

In December 2000, we formed a subsidiary to conduct design and testing operations in Shanghai, the People's Republic of China. The registered capital of this company is $12.0 million, of which $3.8 million was funded by us in the fiscal year ended April 30, 2001, as required by Chinese law. We funded an additional $3.7 million during Fiscal Year 2002. We are further obligated to fund the remaining $4.5 million of registered capital by December 2003. As of April 30, 2002, $4.4 million of the $7.5 million funded to date was paid for land use rights and to building contractors in partial payment for the construction of the facility, $2.5 million was deposited in a bank account in China and $0.6 million was expended for general purposes. The formation and operation of our subsidiary in China requires a large initial capital investment. Also there may be significant administrative, legal and governmental barriers in China, which may prevent our ability to begin operation of the subsidiary and prevent us from using the funds outside of China.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. On an ongoing basis we re-evaluate our judgments and estimates including those related to product returns, bad debts, inventories, long-lived assets, income taxes, litigation and contingencies. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Actual results could differ from those estimates, and material effects on our operating results and financial position may result. Our significant accounting policies are more fully described in Note 1 to the consolidated financial statements included in this Annual Report on Form 10-K. Our estimates are guided by observing the following critical accounting policies:

We believe the following critical accounting policies, among others, affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

- revenue recognition,
- allowance for doubtful accounts and sales return reserve,
- inventory valuation,
- valuation of long-lived assets,
- accounting for income taxes, and
- litigation and contingencies.

Revenue Recognition

We generate our revenue by selling our products to original equipment manufacturers, or OEMs, and distributors. We recognize revenue upon the shipment of our products to our customer provided that we have received a signed purchase order, the price is fixed, title has transferred, collection of resulting receivables is considered probable, product returns are reasonably estimable, there are no customer acceptance requirements and there are no remaining significant obligations. For certain shipments to distributors under agreements allowing for return or credits, revenue is deferred until the distributor resells the product. We provide for future returns based on historical experiences at the time revenue is recognized.

In order to determine whether collection is probable, we assess a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. We do not request collateral from our customers. If we determine that collection is not reasonably assured, we defer the recognition of revenue at the time until collection becomes reasonably assured, which is generally upon receipt of cash.

Allowance For Doubtful Accounts and Sales Return Reserve

Credit evaluations are undertaken for all major sale transactions before shipment is authorized. Normal payment terms require payment upon transfer of risk of loss. On an on-going basis, we analyze the payment history of customer accounts, including recent customer purchases. We evaluate aged items in the accounts receivable aging and provide reserves for doubtful accounts and estimated sales returns. Customer credit-worthiness and economic conditions may change and increase the risk of collectibility and potential sales returns and may require additional provisions, which would negatively impact our operating results. As of April 30, 2002, our allowance for doubtful accounts represented approximately 5.5% of total accounts receivable and our sales return reserve represented approximately 6.2% of total accounts receivable.

Inventory Valuation

The semiconductor manufacturing industry is characterized by rapid technological change, frequent new product introductions, changes in customer requirements, and evolving industry standards. Inventories are stated at the lower of cost, determined on first-in, first-out, or FIFO, basis, or market. We regularly monitor inventory quantities on hand and record a provision for excess and obsolete inventories based primarily on historical usage rates and our estimated forecast of product demand and production requirements for the next six months. These reserves are associated with specific inventory items and will be relieved when specific inventory is scrapped or sold. Actual demand and market conditions may be different from those projected by our management. This could have a material effect on our operating results and financial position. In Fiscal Year 2001, as a result of unfavorable economic conditions in the PC cameras market, the demand for certain color CameraChips did not meet our expectations. Therefore, we recorded an $18.7 million charge for excess inventories in Fiscal Year 2001.

Valuation of Long-lived assets

We evaluate the recoverability of our long-lived assets under Statement of Financial Accounting Standards, or SFAS, No. 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of"*, or SFAS No. 121. SFAS No. 121 requires us to review for impairment of our long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. Impairment evaluations involve management estimates of asset useful lives and future cash flows. When such an event occurs, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized. Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial position. To date, no impairment loss has been recognized.

We assess the impairment in value to our long-lived assets whenever events or circumstances indicate that their carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant negative industry trends,
- significant underutilization of the assets, and
- significant changes in how we use the assets or our plans for their use.

On May 1, 2002, SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"* became effective. This standard supersedes SFAS No. 121 and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. Our adoption is not expected to have a material effect on our consolidated financial statements.

Accounting for Income Taxes

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We consider historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event that we determine that we would be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. We have recorded valuation allowances against our deferred tax assets of $6.0 million and $6.3 million at April 30, 2002 and 2001, respectively.

Litigation and Contingencies

From time to time, we have been subject to legal proceedings and claims with respect to such matters as patents and other actions arising out of the normal course of business.

Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technologies. We have been issued patents and have a number of pending United States and foreign patent applications. However, we cannot assure you that any patent will be issued as a result of any applications or, if issued, that any claims allowed will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use our products, or technology without authorization, develop corresponding technology independently or design around our patents. Effective copyright, trademark and trade secret protection may be unavailable or limited in foreign countries. These disputes may result in costly and time consuming litigation or the license of additional elements of our intellectual property for free.

It is possible that other companies might pursue litigation with respect to any claims such companies purport to have against us. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, pay substantial damages under applicable law, including treble damages if we are held to have willfully infringed, cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

Results of Operations

The following tables set forth, for the periods indicated, certain statement of operations data reflected as a percentage of revenues. Our results of operations are reported as a single business segment.

	Year Ended April 30,		
	2002	2001	2000
Statement of Operations Data as a Percentage of Revenues:			
Revenues	100.0%	100.0%	100.0%
Cost of revenues	55.9	101.8	70.0
Gross profit (loss)	44.1	(1.8)	30.0
Operating expenses:			
Research and development	16.7	10.3	9.2
Selling, general and administrative	24.7	12.5	8.1
Stock compensation charge	1.1	1.9	3.9
Litigation settlement	7.5	—	—
Total operating expenses	50.0	24.7	21.2
Income (loss) from operations	(5.9)	(26.5)	8.8
Interest income, net	3.2	5.0	0.4
Income (loss) before income taxes	(2.7)	(21.5)	9.2
Provision for income taxes	—	—	0.7
Net income (loss)	(2.7)%	(21.5)%	8.5%

Results of Operations for the Fiscal Years Ended April 30, 2002, 2001 and 2000

Revenues. We derive revenues from the sale of our CameraChip products and other companion circuits for use in a variety of applications. Revenues for Fiscal Years 2002, 2001 and 2000 were approximately $46.5 million, $53.7 million and $40.3 million, respectively. Revenues decreased $7.2 million, or 13%, from Fiscal Year 2001 to Fiscal Year 2002. From Fiscal Year 2001 to Fiscal Year 2002, revenues from PC camera sales declined by an estimated $16.2 million as a result of a decrease in the number of PC camera units sold due in large part to the customer inventory build-up that occurred in the October through November 2000 time frame. The effect of this decline was partially offset by an estimated $5.3 million increase in security camera revenues and by an estimated

$4.9 million increase in digital still camera revenues. Revenues increased $13.4 million, or 33%, from Fiscal Year 2000 to Fiscal Year 2001 primarily as a result of greater demand for PC cameras and security and surveillance cameras. Domestic and international revenues for Fiscal Year 2002 were $11.9 million and $34.6 million, respectively, as compared to $8.4 million and $45.3 million, respectively, for Fiscal Year 2001 and $8.7 million and $31.6 million, respectively, for Fiscal Year 2000. For Fiscal Year 2002, one of our distributors, World Peace, represented approximately 15% of revenues and one of our camera manufacturer customers, X10, accounted for approximately 20% of revenues. For Fiscal Year 2001, World Peace represented approximately 17% of revenues and one of our camera manufacturer customers, Creative, accounted for approximately 14% of revenues. For Fiscal Year 2000, World Peace represented approximately 30% of total revenues and two of our camera manufacturer customers, Creative and Alaris, accounted for approximately 18% and 11% of total revenues, respectively. No other distributor or camera manufacturer customer accounted for 10% or more of total revenues in Fiscal Years 2002, 2001 and 2000.

Gross profit (loss). Gross margins for Fiscal Years 2002, 2001 and 2000 were 44.1%, (1.8)% and 30.0%, respectively. Gross margins during Fiscal Year 2002 included an approximately $5.0 million one-time benefit from the sale of inventory that was previously written off in Fiscal Year 2001. During Fiscal Year 2001, we recognized an $18.7 million charge for excess inventory. Excluding the benefit of previously written-off inventory, the adjusted gross margin for Fiscal Year 2002 was 40.8% of revenues as compared to adjusted gross margin of 32.9% and 30.0% of revenues in Fiscal Years 2001 and 2000, respectively. The increase in gross margins on an adjusted basis for Fiscal Year 2002 was due to favorable changes in product mix and yield improvements on certain products. The decrease in gross margins from Fiscal Year 2000 to Fiscal Year 2001 was primarily due to an $18.7 million charge for excess inventory that we recognized in Fiscal Year 2001. The increase in gross margins on an adjusted basis from Fiscal Year 2000 to Fiscal Year 2001 was due to modest yield improvements resulting from higher capacity utilization and favorable changes in product mix.

Research and development. Research and development expenses consist primarily of compensation and personnel related expenses and costs for purchased materials, designs and tooling, depreciation of computers and workstations, and amortization of computer aided design software. Research and development expenses for Fiscal Years 2002, 2001 and 2000 were approximately $7.8 million, $5.5 million and $3.7 million, respectively. For Fiscal Years 2002, 2001 and 2000, research and development expenses represented 16.7%, 10.3% and 9.2% of revenues, respectively. Research and development expenses increased on an absolute dollar and percentage of revenue basis due primarily to lower revenue levels on a year-to-year basis and increases in salaries, payroll-related expenses associated with additional personnel, and contracted costs associated with new product development. Our research and development expenses for Fiscal Year 2001 increased at a rate proportionately greater than revenues. Research and development expenses increased for Fiscal Year 2001 due to increases in salaries and payroll-related expenses associated with additional personnel, contracted costs associated with new product development, software installation and expenses related to the application for new patents. Research and development expenses may fluctuate significantly from period to period as a result of our product development cycles. We expect that our future research and development expenses will increase in absolute dollars and may increase as a percentage of revenues as we design and develop our next generation of CameraChips.

Selling, general and administrative. Selling, general and administrative expenses consist primarily of compensation and personnel related expenses and commissions paid to distributors and manufacturers' representatives. Selling, general and administrative expenses were $11.5 million, $6.7 million and $3.2 million for Fiscal Years 2002, 2001 and 2000, respectively. For Fiscal Years 2000, 2001 and 2002, selling, general and administrative expenses represented 24.7%, 12.5% and 8.1% of revenues, respectively. The increase in selling, general and administrative expenses in Fiscal Year 2002 was due principally to approximately $2.1 million in increased litigation expenses associated with patent litigation, an increase of $1.0 million in salaries and payroll related expenses associated with additional personnel, and an increase of $0.7 million associated with sales activities in Asia. Our selling, general and administrative expenses increased on an absolute dollar basis in Fiscal Year 2001 by approximately $3.5 million due to an increase in salaries and payroll related expenses associated with additional personnel, an increase in commissions paid to distributors and manufacturers' representatives, and increased legal expenses associated with legal actions resulting from infringement claims by Photobit Corporation, or Photobit, and the California Institute of Technology, or Cal Tech and accounting costs associated with business development and operations. The increase in selling, general and administrative expenses as a percentage of revenues for Fiscal Year 2001 resulted from expenses that increased at a rate greater than the rate of increase in revenues. As a result of our recent settlement of certain intellectual property claims, we expect that our future selling, general and administrative expenses may decrease in absolute dollars and are likely to decrease as a percentage of revenues.

Stock compensation charge. We incurred stock compensation charges of approximately $0.5 million, $1.1 million and $1.9 million for Fiscal Years 2002, 2001 and 2000, respectively. As of April 30, 2002, deferred compensation totaled approximately $5.2 million and represents the difference between the deemed fair market value of our common stock on the date of grant and the exercise price of stock options to purchase our common stock on the date of grant, is amortized on an accelerated basis as the options vest. Deferred compensation charges of $0.5 million as of April 30, 2002 are to be amortized on an accelerated basis over the vesting period of the stock options of generally five years.

Stock option exchange program. On November 1, 2001, we announced a voluntary stock option exchange program for our employees. Under the program, our employees were given the opportunity to elect to cancel outstanding stock options held by them in exchange for an equal number of new options to be granted on June 5, 2002. The exchange program was not available to our executives, directors or any of our employees who live or work outside the United States. These elections were required to be made by December 3, 2001. On June 5, 2002, we issued options to purchase 46,400 shares of common stock at an exercise price equal to the closing price of our common stock on June 4, 2002. We did not record any compensation expenses associated with this exchange program.

Litigation settlement. Litigation settlement expense for Fiscal Year 2002 amounted to $3.5 million. The litigation settlement expense for Fiscal Year 2002 was due to a one-time payment of $3.5 million to Photobit, to settle all pending litigation that we had with Photobit and CalTech. As a percentage of revenues, litigation settlement expenses for Fiscal Year 2002, 2001 and 2000 represented 7.5%, zero and zero, respectively.

Interest income, net. Interest income, net for Fiscal Years 2002 and 2001 was approximately $1.5 million and $2.7 million, respectively. Interest income and interest expense, net, decreased from Fiscal Year 2001 to Fiscal Year 2002 primarily due to a decline in interest rates. These funds are invested in interest-bearing accounts consisting primarily of high-grade corporate securities and government bonds maturing approximately twelve months or less from the date of purchase. Interest income, net for Fiscal Year 2000 was minor because our cash balances were minor prior to our initial public offering of common stock in July 2000.

Provision for income taxes. We generated losses before income taxes in Fiscal Years 2002 and 2001 and therefore had no provision for income taxes in those periods. We generated approximately $3.7 million in operating profits for the Fiscal Year 2000 and had a provision for income taxes amounting to $300,000 after taking into consideration the utilization of the prior years' net operating loss carryforwards and credits.

Recent Accounting Pronouncements

On June 29, 2001, the Financial Accounting Standards Board, or FASB, approved its Statement of Financial Accounting Standards, or SFAS, No. 141, or SFAS No. 141, *"Business Combinations,"* and SFAS No. 142, *"Goodwill and Other Intangible Assets."*

Under FAS 141, all business combinations should be accounted for using the purchase method of accounting; use of the pooling-of-interests, or pooling, method is prohibited. The provisions of the statement will apply to all business combinations initiated after June 30, 2001.

SFAS No. 142 will apply to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The statement will supersede Accounting Principals Board, or APB, Opinion No. 17, *"Intangible Assets,"* and will carry forward provisions in APB Opinion No.17 related to internally developed intangible assets. Adoption of SFAS No. 142 will result in ceasing amortization of goodwill. We will adopt SFAS No. 142 effective May 1, 2002. We do not expect the adoption of SFAS No. 142 to have any material effect on our consolidated financial statements.

In October 2001, the FASB issued SFAS 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* which is effective for fiscal years beginning after December 15, 2001. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."* It establishes a single accounting method, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. We are currently assessing, but have not yet determined, the impact of SFAS 144 on our consolidated financial position and results of operations.

We do not expect the adoption of these standards to have a material effect on our consolidated financial statements.

Liquidity and Capital Resources

Since inception, we have financed our growth principally through sales of common stock and private sales of equity securities, totaling approximately $90.8 million. Principal sources of liquidity at April 30, 2002 consisted of cash, cash equivalents and short-term investments of $57.8 million.

Our working capital decreased by $1.8 million to $65.1 million as of April 30, 2002 from $66.9 million as of April 30, 2001. The decrease primarily was attributable to an $8.2 million decrease in inventories due principally to an improvement in inventory turnover and a reduction in inventory levels consistent with the decline in revenues from Fiscal Year 2001 to Fiscal Year 2002 partially offset by a $5.5 million increase in accounts receivable, net. Our decreased working capital was also attributable to a $2.1 million increase in accrued expenses and other liabilities, combined with a $1.6 million increase in accounts payable and a $1.0 million decrease in short-term investments.

For Fiscal Year 2002, cash provided by operating activities was approximately $4.7 million as compared to our use of cash for operating activities of $17.2 million in Fiscal Year 2001, primarily due to an $8.2 million reduction in inventories, a $1.6 million increase in accounts payable and a $1.2 million increase in accrued expenses and other liabilities, which was partially offset by a net loss of $1.3 million for Fiscal Year 2002 as compared to a net loss of $11.6 million for Fiscal Year 2001, and a $6.2 million increase in accounts receivable. For Fiscal Year 2001, our use of cash for operating activities was approximately $17.2 million from cash provided of $1.5 million in Fiscal Year 2000, primarily due to a net loss of $11.6 million in Fiscal Year 2001 as compared to net income of $3.4 million for Fiscal Year 2000, a $5.7 million decrease in accounts payable and a $2.8 million increase in refundable and deferred income taxes partially offset by a $1.0 million decrease in accounts receivable combined with a $0.4 million increase in accrued expenses and other liabilities and a net $66,000 decrease in inventory including the recognition of an $18.7 million charge for excess inventory. For Fiscal Year 2000, we generated $1.5 million in cash from operating activities.

For Fiscal Year 2002, our use of cash in investing activities decreased to approximately $1.9 million from a use of approximately $5.6 million for Fiscal Year 2001, due to $2.9 million in purchases of property, plant and equipment combined with a reduction of approximately $1.0 million in purchases of short-term investments, partially offset by $3.0 million in proceeds from sales of short-term investments. For Fiscal Year 2001, our use of cash for investing activities increased to approximately $5.6 million from a use of $1.6 million in Fiscal Year 2000, due to $3.0 million in net purchases of short-term investments combined with $2.6 million in purchases of property, plant and equipment. Net cash used for investing activities for Fiscal Year 2000 resulted from purchases of property, plant and equipment.

Our net cash provided by financing activities was approximately $1.9 million for Fiscal Year 2002 compared to approximately $68.0 million for Fiscal Year 2001 and $600,000 for Fiscal Year 2000. Net cash provided by financing activities for Fiscal Year 2002 resulted principally from issuance and sale of common stock from employee purchases through the employee stock purchase plan and exercises under employee stock option plans. In Fiscal Year 2001 we received approximately $68.0 million in aggregate net proceeds from our initial public offering, or IPO. IPO proceeds resulted from the issuance and sale in Fiscal Year 2001 of 5,000,000 shares of common stock and the issuance and sale of an additional 750,000 shares of common stock following the exercise by the underwriters' of their over-allotment option. Net cash provided from financing activities for Fiscal Year 2000 resulted from the issuance and sale of common stock upon the exercise of employee stock options during the year.

Based on our current working capital position and the cash flows that we expect to generate, we believe these cash resources will be sufficient to meet our capital and investment requirements, including anticipated capital expenditures in the amount of approximately $2.5 million and anticipated investment expenditures of approximately $5.5 million associated with the subsidiary that we have formed in China, and other potential investments, for at least the next 12 months. After this period, capital requirements will depend on many factors, including the levels at which we maintain inventory and accounts receivable, costs of establishing and maintaining our Chinese subsidiary, costs of securing access to adequate manufacturing capacity, product yields, average selling price of our products, and increases in our operating expenses. To the extent that existing cash resources are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Additional funds may not be available, or if available, we may not be able to obtain them on terms favorable to us or to our shareholders. In the event that we do raise additional cash through financings, current investors could be further diluted.

From time to time, we may evaluate acquisitions of business, products or technologies that complement our business. Although we have no current plans in this regard, any transactions, if consummated, may consume a portion of our working capital or require the issuance of securities that may result in further dilution to existing stockholders.

Related Party Transactions

Frank Huang, a former director of our company who resigned in May 2001, is the Chairman of the Board of Directors of Powerchip Semiconductor Corp., or Powerchip, a joint venture between UMAX Group and Mitsubishi Electrical Corporation. Mr. Huang is also the Chairman of the Board of Directors of UMAX Group. In March 1998, we entered into a Foundry Agreement with Powerchip pursuant to which we purchase semiconductor wafers from Powerchip. Our total purchases from Powerchip were approximately $2.0 million, $22.0 million, and $6.9 million for Fiscal Years 2002, 2001 and 2000, respectively. We believe these transactions were on terms no less favorable than we could have obtained from unaffiliated third parties. In addition, Powerchip owns 233,333 shares of our common stock.

Mr. Huang is also the Chairman of the Board of Directors of Power World Capital Management, Inc. ("Power World") and Tsuey-Jiuan Chen, a director of our company, was an Executive Vice President of Power World until February 2002 when she resigned her employment with Power World. Power World is the general partner of each of Universal Venture Fund and Power World Venture Fund, which own 330,333 shares of our common stock and 125,000 shares of our common stock, respectively.

Contractual Obligations and Commercial Commitments

The following summarizes our contractual obligations and commercial commitments as of April 30, 2002 and the effect such obligations and commitments are expected to have on our liquidity and cash flows in future periods (in thousands):

	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Contractual Obligations					
Operating leases	$1,659	$ 815	$ 844	$ —	$ —
Other Commercial Commitments					
Investment in China	4,500	—	4,500	—	—
Total contractual obligations and commercial commitments	$6,159	$ 815	$5,344	$ —	$ —

In December 2000, we formed a wholly-owned Cayman Islands subsidiary, Hua Wei Technology International, Ltd., or Hua Wei. In December 2000, Hua Wei formed a wholly-owned Chinese subsidiary, Hua Wei Semiconductor (Shanghai) Co., Ltd., or Hua Wei Semiconductor, to conduct design and testing operations. The registered capital of Hua Wei Semiconductor is $12.0 million, of which $3.8 million was funded by us in the fiscal year ended April 30, 2001, as required by Chinese law. We funded an additional $3.7 million during Fiscal Year 2002. We are further obligated to fund the remaining $4.5 million of registered capital by December 2003. As of April 30, 2002, $4.4 million of the $7.5 million funded to date was paid for land use rights and to building contractors in partial payment for the construction of the facility, $2.5 million was deposited in a bank account in China and $0.6 million was expended for general purposes.

In connection with the formation of Hua Wei, we purchased 4,000,000 shares of Hua Wei's common stock at a purchase price of $0.03 per share for an aggregate purchase price of $120,000. As of July 18, 2002, we anticipate granting to certain of our employees options to purchase approximately 3,000,000 of Hua Wei' s common stock. One-half of the shares underlying each of these options vested as of June 5, 2002 and 1/24th of such shares shall vest on the last day of each month thereafter. The exercise price of these options shall be $0.25. We anticipate that in the second quarter of Fiscal Year 2003 we will grant an option to purchase 500,000 of these shares to Shaw Hong, an option to purchase 400,000 of these shares to Raymond Wu, an option to purchase 150,000 of these shares to H. Gene McCown, an option to purchase 150,000 of these shares to Qi Dong and an option to purchase 150,000 of these shares to Xinping He.

FACTORS AFFECTING FUTURE RESULTS

You should carefully consider these risk factors, together with all of the other information included in this Annual Report on Form 10-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business.

We have a history of losses, we were only profitable on an annual basis in Fiscal Year 2000 and we may not ever return to profitability on an annual basis.

We incurred net losses of approximately $1.3 million in Fiscal Year 2002 and $11.6 million in Fiscal Year 2001. For the year ended April 30, 2000, the only year in which we have been profitable, our net income was approximately $3.4 million. In the future, as we develop new products, we expect research and development expenses to increase. Also, as we hire additional personnel and possibly engage in larger business transactions, we expect selling, general and administrative expenses to increase. We will also incur substantial noncash charges relating to the amortization of unearned compensation. If these expenses increase and our revenues do not increase, we may not subsequently sustain profitability.

The recent economic slowdown and other economic conditions have reduced and may continue to reduce our revenues and to harm our business.

Since the third quarter of Fiscal Year 2001, our customers and distributors, primarily our PC video camera customers and distributors, have been impacted by significantly lower demand for camera related products, which forced them to unexpectedly reschedule or cancel orders for our products in recent quarters. As a result, our revenues and earnings were adversely affected. In June 2002, we announced projected revenues and earnings for the first quarter of Fiscal Year 2003. If demand for camera-related products, in particular PC video cameras, does not recover in the first quarter of Fiscal Year 2003, or if we are unable to manage our operating expenses, we will not be able to meet these projections.

We may not adequately forecast the number of wafers we need, and therefore we may not be able to react to fluctuations in demand for our products, which could result in higher operating expenses and lower revenues.

We must forecast the number of wafers we need from each of our foundries. However, if customer demand falls below our forecast and we are unable to reschedule or cancel our wafer orders, we may retain excess wafer inventories, which could result in higher operating expenses and reduced gross margins. Conversely, if customer demand exceeds our forecasts, we may be unable to obtain an adequate supply of wafers to fill customer orders, which could result in lower revenues and could harm our relationship with key customers. For example, as a consequence of a product order forecast which proved to be greater than market demand for our products, we recognized an $18.7 million inventory adjustment in Fiscal Year 2001.

If we do not achieve acceptable wafer manufacturing yields, our costs could increase, and our products may not be deliverable which could lead to higher operating expenses and lower revenues and could damage our customer relationships.

The fabrication of our products requires wafers to be produced in a highly controlled and clean environment. Semiconductor companies that supply our wafers sometimes have experienced problems achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function of both our design technology and the particular foundry's manufacturing process technology. Low yields may result from design errors or manufacturing failures in new or existing products. Yield problems may not be determined or improved until an actual image sensor is made and can be tested. As a result, yield problems may not be identified until the wafers are well into the production process. We only test our products after they are assembled, as their optical nature makes earlier testing difficult and expensive. The risks associated with yields are even greater because we rely on third party offshore foundries for our wafers which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If the foundries cannot achieve the planned yields, this will result in higher costs and reduced product availability.

Fluctuations in our quarterly operating results make it difficult to predict our future performance and may result in volatility in the market price of our common stock.

Our quarterly operating results have varied significantly from quarter to quarter in the past and are likely to vary significantly in the future based on a number of factors related to how we manage our business. These factors, many of which are more fully discussed in other risk factors, include:

- our ability to manage our product transitions;
- our ability to accurately forecast the number of wafers we need;
- our ability to achieve acceptable wafer manufacturing yields;
- the mix of the products we sell and the distribution channels through which they are sold; and
- the availability of production capacities at the semiconductor foundries that manufacture our products or components of our products.

In the past, our introduction of new products and our product mix have affected our quarterly operating results. We also anticipate that the rate of orders from our customers may vary significantly from quarter to quarter. Our expenses and inventory levels are based on our expectations of future revenues and our expenses are relatively fixed in the short term. Consequently, if revenues in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high and our operating results for that quarter and, potentially future quarters, may be harmed.

Certain other factors have in the past caused and are likely in the future to cause fluctuations in our quarterly operating results. These factors are industry risks over which we have little or no control. These factors include:

- the growth of the market for products and applications using CMOS image sensors;
- the timing and amount of orders from our camera manufacturers and distributor customers;
- the deferral of customer orders in anticipation of new products, designs or enhancements by us or our competitors; and
- the announcement and introduction of products and technologies by our competitors.

Any one or more of these factors is difficult to forecast and could result in fluctuations in our quarterly operating results. Fluctuations in our quarterly operating results could adversely affect the price of our common stock in a manner unrelated to our long term operating performance. Due to the potential volatility of our stock price, you should not rely on the results of any one quarter as an indication of our future performance. It is likely that at some point our quarterly operating results will fall below the expectations of security analysts and investors. In this event, the price of our common stock would likely decrease.

We do not have long-term commitments from our customers, and we allocate resources based on our estimates of customer demand, which could lead to excess inventory and lost revenue opportunities.

Our sales are generally made on the basis of purchase orders rather than long-term purchase commitments. In addition, our customers may cancel or defer purchase orders. We manufacture our products according to our estimates of customer demand. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, we may allocate resources to manufacturing products which we may not be able to sell or we may have to sell our products to other customers for lower prices. As a result, we would have excess inventory, which would have an adverse impact on our results of operations. For example, one customer, Creative, unexpectedly cancelled its purchase orders for one of our products in the second quarter of Fiscal Year 2001 which resulted in our shipping substantially fewer quantities to them in the third and fourth quarters of Fiscal Year 2001 and contributed to a higher than expected inventory position. Conversely, if we underestimate customer demand or if sufficient manufacturing capacity is unavailable, we may forego revenue opportunities, lose market share and damage our customer relationships.

We depend on the acceptance of CMOS technology for mass market image sensor applications, and any delay in the widespread acceptance of this technology could adversely affect our ability to increase our revenues and improve our earnings.

Our business strategy depends on the rapid and widespread adoption of the CMOS fabrication process for image sensors and the acceptance of our single chip technology. The image sensor market has been dominated by CCD technology for over 25 years. Although CMOS technology has been available for over 20 years, CMOS technology has only recently been used in image sensors. Along with the other risk factors described in this section, the following factors may delay the widespread adoption of the CMOS fabrication process and our single chip technology, the occurrence of any of which could adversely affect our ability to increase our revenues and earnings:

- the failure of the emergence of a universal platform for imaging solutions for computers and the Internet;
- improvements or cost reductions to CCD image sensors, which could slow the adoption of CMOS image sensors in markets already dominated by CCD image sensors, such as the security and surveillance market.
- the failure of development of user friendly and affordable products; and
- the limited availability of bandwidth to run CMOS image sensor applications; and

- the uncertainty of emerging markets for products incorporating CMOS technology.

We depend on third party vendors for color filter processing and assembly, which reduces our control over delivery schedules, product quality and cost.

After our wafers are produced, they are color filter processed and assembled by six independent vendors: TSMC and Toppan for the color filtering process and Kyocera and Alphatec for additional processing and assembly. We do not have long-term agreements with any of these vendors and typically obtain services from them on a purchase order basis. Our reliance on these vendors involves risks such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or could increase our costs of manufacturing, assembling or testing our products. If these vendors are unable or unwilling to continue to provide color filter processing and assembly services and deliver products of acceptable quality, at acceptable costs and in a timely manner, our business would be seriously harmed. We would also have to identify and qualify substitute vendors, which could be time consuming and difficult and result in unforeseen operations problems.

We depend on a limited number of third party wafer foundries to manufacture a substantial majority of our products, which reduces our ability to control the manufacturing process.

We do not own or operate a semiconductor fabrication facility. We rely on TSMC and PSC to produce a substantial majority of our wafers and final products. Our reliance on these third party foundries involves a number of significant risks, including:

- reduced control over delivery schedules, quality assurance, manufacturing yields and production costs;
- lack of guaranteed production capacity or product supply; and
- unavailability of, or delayed access to, next generation or key process technologies.

We do not have long term supply agreements with any of our foundries and instead secure manufacturing availability on a purchase order basis. These foundries have no obligation to supply products to us for any specific period, in any specific quantity or at any specific price, except as set forth in a particular purchase order. Our requirements represent a small portion of the total production capacities of these foundries and TSMC or PSC may reallocate capacity to other customers, even during periods of high demand for our products. If any of our foundries were to become unable or unwilling to continue manufacturing our wafers in the required volumes, at acceptable quality, yields and costs and in a timely manner, our business would be seriously harmed. As a result, we would have to identify and qualify substitute foundries, which would be time consuming and difficult and could result in unforeseen manufacturing and operations problems. In addition, if competition for foundry capacity increases, our product costs may increase, and we may be required to pay or invest significant amounts to secure access to manufacturing services. We are also exposed to additional risks if we decide to transfer our production of semiconductors from one foundry to another. We may qualify additional foundries in the future which is a time consuming and difficult process that could result in unforeseen product or operation problems. If we do not qualify additional foundries, we may be exposed to increased risk of capacity shortages due to our complete dependence on our foundries.

Our lengthy manufacturing, packaging and assembly cycle, in addition to our customers' design cycle, may result in uncertainty and delays in generating revenues.

A lengthy manufacturing, packaging and assembly process, typically lasting four months or more, is required to manufacture our image sensors. It can take additional time before a customer commences volume shipments of products that incorporate our image sensors. Even when a manufacturer decides to design our image sensors into its products, the manufacturer may never ship final products incorporating our image sensors. Given this lengthy cycle, we experience a delay between the time we incur expenditures for research and development, and sales and marketing efforts and the time we generate revenues, if any, from these expenditures. As a result, our revenues and profits could be seriously harmed if a significant customer reduces or delays orders or chooses not to release products incorporating our products.

If the demand for our products in current markets and emerging markets fails to increase as we anticipate, our growth prospects would be diminished.

Our success depends in large part on the continued growth of various markets that use our products and the emergence of new markets for our products. The current markets that use our products include digital still cameras, personal computer cameras, personal digital assistant cameras, mobile phone cameras, cameras for security and surveillance systems, closed circuit television systems, cameras for toys and games and automotive applications. Emerging markets for our products include cameras for personal identification systems, medical imaging devices, machine control systems, and videophones. If these markets do not continue to grow and develop, the need for cameras which are lower in cost, smaller, lighter in weight, consume less power and are more reliable might not fully develop. In such case, it would be unlikely that our products would achieve commercial success.

Failure to obtain design wins could cause our revenues to level off or decline.

Our future success will depend on camera manufacturers designing our image sensors into their systems. To achieve design wins, which are decisions by those manufacturers to design our products into their systems, we must define and deliver cost effective, innovative and integrated semiconductor solutions. Once a manufacturer has designed a supplier's products into its systems, the manufacturer may be reluctant to change its source of components due to the significant costs associated with qualifying a new supplier. Accordingly, the failure to achieve design wins with key camera manufacturers could decrease our market share or revenues.

Declines in our average sales prices may result in declines in our gross margins.

Because the image sensor market is characterized by intense competition, and price reductions for our products are necessary to meet consumer price-points, we expect to experience market driven pricing pressures. This will likely result in a decline in average sales prices for many of our products. We believe that we can offset declining average sales prices by achieving manufacturing cost efficiencies, developing new products that incorporate more advanced technology and including more advanced features that can be sold at stable average gross margins. However, if we are unable to achieve such cost reductions and technological advances, or are unable to timely introduce new products, we will lose revenues and gross margins will decline.

Seasonality in our business will cause our results of operations to fluctuate from period to period and could cause our stock price to fluctuate or decline.

Sales of our image sensors are subject to seasonality. Some of the products using our image sensors such as personal computer video cameras and digital still cameras are consumer electronics goods. Typically, these goods are subject to seasonality with generally increased consumer sales in November and December due to the holidays. As a result, product sales are impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of the calendar year. In addition, we typically experience a decrease in orders in the quarter ended January 31 from our Chinese and Taiwanese customers primarily due to the Chinese New Year. As a result, we believe product sales are impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of each calendar year.

We depend on a few key customers and distributors, and the loss of any of them could significantly reduce our revenues.

Historically, a relatively small number of customers and distributors has accounted for a significant portion of our product revenues. For Fiscal Year 2002, one of our distributors, World Peace represented approximately 15% of revenues and one of our camera manufacturer customers, X10, accounted for approximately 20% of revenues. For

Fiscal Year 2001, World Peace represented approximately 17% of revenues and one of our camera manufacturer customers, Creative, accounted for approximately 14% of revenues.

A significant reduction, delay or cancellation of orders from our key customers or distributors, or a decision by them to select or distribute products manufactured by a competitor could seriously harm our business. For example, in 1999, we had to replace one of our largest distributors with Wintek Electronics Co., Ltd. because that distributor decided to distribute a competitor's products. We expect our operating results to continue to depend on sales to or design decisions of a relatively small number of distributors and camera manufacturers.

We face foreign business, political and economic risks because a majority of our products, and our customers' products are manufactured and sold outside of the United States.

A substantial portion of our business, in particular, the manufacturing, processing and assembly of our products, is conducted outside of the United States, and as a result, we are subject to foreign business, political and economic risks. All of our products are manufactured outside of the United States. Many of our customers are camera manufacturers or are the manufacturers or suppliers for camera manufacturers and are located in Japan, Korea, Singapore and Taiwan. In addition, sales outside of the United States accounted for approximately 74% of our revenues for Fiscal Year 2002, 84% of our revenues for Fiscal Year 2001 and 78% of our revenues for Fiscal Year 2000. We anticipate that sales outside of the United States will continue to account for a substantial portion of our revenue in future periods. Accordingly, we are subject to foreign risks, including:

- difficulties in managing distributors;
- difficulties in staffing and managing foreign operations;
- difficulties in managing foundries and third party manufacturers;
- political and economic instability which may have an adverse impact on foreign exchange rates in Asia;
- inadequacy of local infrastructure, in particular with respect to our future expansion in China;
- longer payment cycles;
- the adverse effects of tariffs, duties, price controls or other restrictions that impair trade; and
- difficulties in accounts receivable collections.

In addition, camera manufacturers who design our solutions into their products sell them outside of the United States. This exposes us indirectly to foreign risks. Because sales of our products have been denominated to date exclusively in United States dollars, increases in the value of the United States dollar will increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in revenues and profitability in that country. A portion of our international revenues may be denominated in foreign currencies in the future, which will subject us to risks associated with fluctuations in those foreign currencies.

Our dependence on selling through distributors increases the complexity of our business which may increase our operating costs and may reduce our ability to forecast revenues.

Our revenues depend on design wins with new camera manufacturers which, in turn, rely on third party manufacturers or distributors to provide inventory management and purchasing functions. Selling through distributors reduces our ability to forecast sales and increases the complexity of our business, requiring us to:

- manage a more complex supply chain;

- manage the level of inventory at each distributor;
- provide for credits, return rights and price protection;
- estimate the impact of credits, return rights, price protection and unsold inventory at distributors; and
- monitor the financial condition and credit worthiness of our distributors.

Any failure to manage these challenges could reduce our revenues and damage our relationships with our distributors.

We face intense competition in our markets from more established CCD image sensor manufacturers and CMOS image sensor manufacturers and if we are unable to compete successfully, we will not achieve our financial objectives.

The image sensor market is intensely competitive. These markets are characterized by rapid technological change, evolving standards, short product life cycles and decreasing prices. Our current products face competition from a number of sources including companies which sell charged couple device image sensors as well as other companies which sell multiple chip CMOS image sensors. We expect competition in our markets to increase.

Many of our competitors have longer operating histories and greater presence in key markets, greater name recognition, access to large customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we do. As a result, they may be able to adapt more quickly to new or emerging technologies and customer requirements or devote greater resources to the promotion and sale of their product than we may. Our competition includes CCD image sensor manufacturers, including Fuji Corporation, or Fuji, Matsushita Electric Industrial, or Matsushita, Nippon Electric Corporation or NEC, Sharp Corporation, or Sharp, Sony Corporation, or Sony, and Toshiba Corporation, or Toshiba, as well as CMOS image sensor manufacturers such as Agilent Technologies, Inc., ST Microelectronics, Conexant Systems, Inc., Hyundai Electronics Industries Co. Ltd., Mitsubishi Electronic, Motorola, Inc., and Toshiba Corporation. In addition, there are a large number of smaller startup companies including Photobit Corporation and Zoran Corporation, which may or do compete with us. In particular, Hyundai and Agilent Technologies have introduced multiple chip CMOS image sensors. We cannot assure you that we can compete successfully against current or potential competitors, or that competition will not seriously harm our business by reducing sales of our products, reducing our profits and reducing our market share.

Our success depends on the development and introduction of new products, which we may not be able to do in a timely manner because the process of developing products using CMOS image sensors is complex and costly.

The development of new products is highly complex, and we have experienced delays in completing the development and introduction of new products on several occasions in the past, some of which exceeded six months. As our products integrate new and more advanced functions, they become more complex and increasingly difficult to design and debug. Successful product development and introduction depend on a number of factors, including:

- accurate prediction of market requirements and evolving standards, including pixel resolution, output interface standards, power requirements, optical lens size, input standards and operating systems for personal computers and other platforms;
- development of advanced technologies and capabilities;
- definition of new products which satisfy customer requirements;

- timely completion and introduction of new product designs;
- use of leading edge foundry processes and achievement of high manufacturing yields; and
- market acceptance of the new products.

Accomplishing all of this is extremely challenging, time consuming and expensive. We cannot assure you that any new products or product enhancements will be developed in time to capture market opportunities or achieve a significant or sustainable level of acceptance in new and existing markets.

The high level of complexity and integration of functions of our products increases the risk of latent defects which could damage customer relationships and increase our costs.

Because we integrate many functions on a single chip, our products are complex. The greater integration of functions and complexity of operations of our products, the greater the risk that latent defects or subtle faults could be discovered by customers or end users after volumes of product have been shipped. Although we test our products, they may contain defects and errors. In the past we have encountered defects and errors in our products. Delivery of products with defects or reliability, quality or compatibility problems may damage our reputation and our ability to retain existing customers and attract new customers. In addition, product defects and errors could result in additional development costs, diversion of technical resources, delayed product shipments, increased product returns, product warranty costs for recall and replacement and product liability claims against us which may not be fully covered by insurance.

We maintain a backlog of customer orders which is subject to cancellation or delay in delivery schedules, and any cancellation or delay may result in lower than anticipated revenues.

We manufacture and market primarily standard products. Our sales are generally made pursuant to standard purchase orders. We include in our backlog only those customer orders for which we have accepted purchase orders and assigned shipment dates within the upcoming 12 months. Although our backlog is typically filled within two to four quarters, orders constituting our current backlog are subject to cancellation or changes in delivery schedules, and backlog may not necessarily be an indication of future revenue. In addition, the current backlog will not necessarily lead to revenues in any future period. Any cancellation or delay in orders which constitute our current or future backlog may result in lower than expected revenues. Our bookings visibility continues to be limited with a substantial majority of our quarterly product revenues coming from orders that are received and fulfilled in the same quarter.

We must attract and retain qualified personnel to be successful, and competition for qualified personnel is intense in our market.

Our success depends to a significant extent upon the continued contributions of our key management, technical and sales personnel, many of who would be difficult to replace. The loss of one or more of these employees could seriously harm our business. We do not have key person life insurance on any of our key personnel. We have no agreements which obligate our employees to continue working for us. Our success also depends on our ability to identify, attract and retain qualified technical (particularly analog or mixed signal design engineers), sales, marketing, finance and management personnel. Competition for qualified personnel is particularly intense in our industry and in Silicon Valley, California. This is due to a number of factors, including the high concentration of established and emerging growth technology companies. This competition makes it difficult to retain our key personnel and to recruit new qualified personnel. We have experienced, and may continue to experience, difficulty in hiring and retaining candidates with appropriate qualifications. If we do not succeed in hiring and retaining candidates with appropriate qualifications, our revenues and product development efforts could be harmed.

We may be unable to adequately protect our intellectual property and therefore we may lose some of our competitive advantage.

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technologies. We have been issued patents and have a number of pending United States and foreign patent applications. However, we cannot assure you that any patent will issue as a result of any applications or, if issued, that any claims allowed will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use our products, or technology without authorization, develop corresponding technology independently or design around our patents. Effective copyright, trademark and trade secret protection may be unavailable or limited in foreign countries. These disputes may result in costly and time consuming litigation or the license of additional elements of our intellectual property for free.

We could become subject to litigation regarding intellectual property, which could divert management attention, be costly to defend and prevent us from using or selling the challenged technology.

From time to time, we have been subject to legal proceedings and claims with respect to such matters as patents, product liabilities and other actions arising out of the normal course of business.

In March 2000, we received a letter from Koninklijke Philips N.V. in which Philips claimed to have patent rights in a serial bus system for data transmission, known as the I2C bus system. Although we do not believe any of our products infringe any Philips patent, we are currently discussing possible royalty or licensing arrangements as a means of business resolution. In the meantime, we have completed implementation of a new serial bus system for our products.

We entered into an agreement with Photobit Corporation ("Photobit") and the California Institute of Technology ("CalTech"), effective September 18, 2001, to settle all litigation that we had with Photobit and CalTech, including an action in the U.S. District Court, Northern District of California, Case No. C 00 3791 PJH, and an investigation before the U.S. International Trade Commission ("ITC"), Inv. No. 337-TA-451. Both actions involved patents alleged to pertain to our CMOS image sensor products, such as those used in digital cameras, PC cameras and other optical applications. The action pending in California was dismissed on September 24, 2001, and final termination of the ITC investigation occurred on November 9, 2001. The confidential settlement includes non-exclusive cross-licenses for seven years under our and Photobit's respective patent portfolios, including patents and applications licensed by CalTech to Photobit. We have also made a one-time payment to Photobit of $3.5 million dollars.

The settlement agreement referred to in the above paragraph relates only to claims made by Photobit and CalTech. It is possible that other companies might pursue litigation with respect to any claims such companies purport to have against us. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, pay substantial damages under applicable law, including treble damages if we are held to have willfully infringed, cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

Failure to effectively manage our growth could adversely affect our ability to increase our revenues and improve our earnings.

Our growth has placed, and will continue to place, a significant strain on our management and other resources. To manage our growth effectively, we must, among other things:

- implement and improve operational and financial systems;
- train and manage our employee base; and

- attract and retain qualified personnel with relevant experience.

We must also manage multiple relationships with customers, business partners and other third parties, such as our foundries and process and assembly vendors. Moreover, our growth may significantly overburden our management and financial systems and other resources. We also cannot assure you that we have made adequate allowances for the costs and risks associated with our expansion. In addition, our systems, procedures or controls may not be adequate to support our operations, and we may not be able to expand quickly enough to capitalize on potential market opportunities. Our future operating results will also depend on expanding sales and marketing, research and development and administrative support.

Our investment in a Chinese entity to conduct design and testing operations may not reduce our design and testing costs nor improve our gross margins and as a result our earnings would be adversely affected.

In December 2000, we formed a subsidiary to conduct design and testing operations in Shanghai, the People's Republic of China. The registered capital of this company is $12.0 million, of which $3.8 million was funded by us in the fiscal year ended April 30, 2001, as required by Chinese law. We funded an additional $3.7 million during Fiscal Year 2002. We are further obligated to fund the remaining $4.5 million of registered capital by December 2003. As of April 30, 2002, $4.4 million of the $7.5 million funded to date was paid for land use rights and to building contractors in partial payment for the construction of the facility, $2.5 million was deposited in a bank account in China and $0.6 million was expended for general purposes. The formation and operation of this Chinese subsidiary requires a large initial capital investment, and there may be significant administrative, legal and governmental barriers in China, which may prevent or harm us from beginning operation of this Chinese subsidiary as well as using the funds outside of China.

We cannot be sure that our investment in our Chinese subsidiary will eventually result in the reduction of our design and testing costs. The formation and operation of our Chinese subsidiary requires a large initial capital investment and will also require significant future capital investment as we continue to maintain and upgrade our facility. In addition, the design and testing of our products is a highly complex, sensitive and precise process which is subject to a wide variety of factors, any number of which could result in an increase of our costs. If our design and testing costs fail to decrease as a result of our investment in our China subsidiary our earnings may be adversely affected.

The incorporation, formation and development of our Chinese subsidiary has resulted and will continue to result in the diversion of capital away from other business issues, as the operation of our design and testing facility will require that we constantly upgrade our technology to remain competitive. The incorporation, formation and development of our Chinese subsidiary has also resulted in the diversion of management's attention away from other business issues. If our ongoing investment in the Chinese subsidiary does not result in offsetting gains in the form of design and testing improvements accompanied by reduced design and testing costs, whether because of the risks and difficulties entailed by foreign operations or for other reasons, our business and financial condition will be adversely affected.

Provisions in our charter documents and Delaware law, as well as our Stockholders Rights Plan, could prevent or delay a change in control of us and may reduce the market price of our common stock.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

- adjusting the price, rights, preferences, privileges and restrictions of preferred stock without stockholder approval;
- providing for a classified board of directors with staggered, three year terms;
- requiring supermajority voting to amend some provisions in our certificate of incorporation and bylaws;

- limiting the persons who may call special meetings of stockholders; and
- prohibiting stockholder actions by written consent.

Provisions of Delaware law also may discourage, delay or prevent another company from acquiring or merging with us. Our Board of Directors adopted a Preferred Stock Rights Agreement in August 2001 (the "Rights Agreement"). Pursuant to the Rights Agreement, our Board of Directors declared a dividend of one right (a "Right") to purchase one one-thousandth share of our Series A Participating Preferred Stock ("Series A Preferred") for each outstanding share of our common stock. The dividend was paid on September 28, 2001 to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Preferred at an exercise price of $40.00, subject to adjustment. The exercise of the Rights could have the effect of delaying, deferring or preventing a change of control of us, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. The Rights Agreement could also limit the price that investors might be willing to pay in the future for our common stock.

Our stock has been and will likely continue to be subject to substantial price and volume fluctuations due to a number of factors, many of which will be beyond our control, that may prevent our stockholders from reselling our common stock at a profit.

The securities markets have experienced significant price and volume fluctuations in the past and the market prices of the securities of semiconductor companies have been especially volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. The market price of our common stock may fluctuate significantly in response to a number of factors, including:

- actual or anticipated fluctuations in our operating results;
- changes in expectations as to our future financial performance;
- changes in financial estimates of securities analysts;
- release of lock-up or the transfer restrictions on our outstanding shares of common stock or sales of additional shares of common stock;
- changes in market valuations of other technology companies; and
- announcements by us or our competitors of significant technical innovations, design wins, contracts, standards or acquisitions.

Due to these factors, the price of our stock may decline and investors may be unable to resell their shares of our stock for a profit. In addition, the stock market experiences extreme volatility that often is unrelated to the performance of particular companies. These market fluctuations may cause our stock price to decline regardless of our performance.

We rely on a continuous power supply to conduct our operations and any interruption of our power supply could disrupt our operations and increase our expenses.

In the event of an acute power shortage in California, that is, when power reserves for the State of California fall below one and one-half percent, the State of California has in the past implemented, and may in the future implement, rolling blackouts throughout the state. We currently do not have backup generators or alternate sources of power in the event of a blackout, and our current insurance does not provide coverage for any damages we or our customers or distributors may suffer as a result of any interruption in our power supply. If blackouts interrupt our ability to continue operations at our facilities, then our reputation could be damaged, our ability to retain existing customers could be harmed and we could fail to obtain new customers. These interruptions could also result in lost revenue, any of which could substantially harm our business and results of operations.

Furthermore, the deregulation of the energy industry instituted in 1996 by the California state government has caused power prices to increase. Under deregulation, utilities were encouraged to sell their plants, which traditionally had produced most of California's power, to independent energy companies that were expected to compete aggressively on price. Instead, due in part to a shortage of supply, wholesale prices skyrocketed. If wholesale energy prices increase in the future, our operating expenses will likely increase, as our U.S. facilities are located in California.

Class action litigation due to stock price volatility could lead to substantial costs and divert our management's attention and resources.

In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies in the semiconductor industry and other technology industries are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. Accordingly, we may in the future be the target of securities litigation. Securities litigation could result in substantial costs and could divert our management's attention and resources.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

We are an international company, selling our products globally and, in particular in China, Japan, Korea, Singapore and Taiwan. Although we transact our business in U.S. dollars, future fluctuations in the value of the U.S. dollar may affect the competitiveness of our products, gross profits realized, and results of operations. Further, we incur expenses in Japan, Korea, Taiwan, Thailand, China and other countries that are denominated in currencies other than the U.S. dollar. We cannot estimate the effect that an immediate 10% change in foreign currency exchange rates would have on our future operating results or cash flows as a direct result of changes in exchange rates. However, we do not believe that we currently have any significant direct foreign currency exchange rate risk, and we have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

Quantitative and Qualitative Discussion of Market Interest Rate Risk

Our cash equivalents and short-term investments are exposed to financial market risk due to fluctuation in interest rates, which may affect our interest income and, in the future, the fair market value of our investments. We manage our exposure to financial market risk by performing ongoing evaluations of our investment portfolio. We presently invest in short term bank market rate accounts, certificates of deposit issued by banks, high-grade corporate securities and government bonds maturing approximately 12 months or less from the date of purchase. Due to the short maturities of our investments, the carrying value should approximate the fair market value. In addition, we do not use our investments for trading or other speculative purposes. Due to the short duration of our investment portfolio, we do not expect that an immediate 10% change in interest rates would have a material effect on the fair market value or our portfolio. Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

QUARTERLY RESULTS — UNAUDITED

(in thousands, except per share data)	Three Months Ended			
	July 31, 2001	Oct. 31, 2001	Jan. 31, 2002	April 30, 2002
Revenues	$11,161	$12,265	$ 9,973	$13,119
Cost of revenues [1]	6,133	7,591	5,732	6,527
Gross profit	5,028	4,674	4,241	6,592
Net income (loss)	$ 510	$ (3,721)	$ 330	$ 1,607
Net income (loss) per share:				
Basic	$ 0.02	$ (0.17)	$ 0.02	$ 0.07
Diluted	$ 0.02	$ (0.17)	$ 0.01	$ 0.07
Shares used in computing per share amounts:				
Basic	21,693	21,795	21,936	22,071
Diluted	24,377	21,795	24,605	23,989

	Three Months Ended			
	July 31, 2000	Oct. 31, 2000	Jan. 31, 2001	April 30, 2001
Revenues	$17,819	$18,385	$ 8,110	$ 9,393
Cost of revenues [1]	12,295	12,949	23,774	5,678
Gross profit (loss)	5,524	5,436	(15,664)	3,715
Net income (loss)	$ 1,888	$ 2,148	$(15,620)	$ 27
Net income (loss) per share:				
Basic	$ 0.42	$ 0.10	$ (0.73)	$ 0.00
Diluted	$ 0.11	$ 0.09	$ (0.73)	$ 0.00
Shares used in computing per share amounts:				
Basic	4,486	21,113	21,414	21,536
Diluted	17,534	23,367	21,414	24,325

(1) Includes inventory write-off of $18,652 in the fiscal year ended April 30, 2001 and a related benefit of $4,966 in the fiscal year ended April 30, 2002.

Our consolidated financial statements and the independent accountants' reports appear on pages F-1 through F-23 of this Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item concerning our directors is incorporated by reference to the sections captioned *"Election of Directors"* and *"Section 16(a) Beneficial Ownership Reporting Compliance"* contained in our Proxy Statement related to our 2002 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission within 120 days of the end of our fiscal year pursuant to General Instruction G(3) of Form 10-K (the *"Proxy Statement"*). Certain information required by this item concerning executive officers is set forth in Part I of this Report in *"Business — Executive Officers of the Registrant"* and certain other information required by this item is incorporated by reference from the section captioned *"Section 16(a) Beneficial Ownership Reporting Compliance"* contained in the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference to the section captioned *"Executive Compensation and Other Matters"* contained in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item concerning security ownership of certain beneficial owners and management is incorporated by reference to the sections captioned *"Security Ownership of Certain Beneficial Owners and Management"* and *"Record Date; Outstanding Shares"* contained in the Proxy Statement.

Equity Compensation Plan Information

We maintain the 2000 Stock Plan (the "2000 Plan"), the 2000 Director Stock Option Plan (the "Director Plan"), the 1995 Stock Option Plan (the "1995 Plan"), and the 2000 Employee Stock Purchase Plan (the "Employee Plan"), pursuant to which we may grant equity awards to eligible persons. In February 2000, the Board of Directors terminated the 1995 Plan as to future grants. However, options outstanding under the 1995 Plan continue to be governed by the terms of the 1995 Plan. The 2000 Plan, the Director Plan, the 1995 Plan and the Employee Plan are described more fully below.

The following table provides information about our securities that may be issued under the 2000 Plan, the Director Plan, the 1995 Plan and the Employee Plan as of April 30, 2002:

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	2,930,466 (2)	$5.75 (2)	2,374,659 (3)
Equity compensation plans not approved by security holders	—	—	—
Total	2,930,466	$5.75	2,374,659

(1) These plans consist of: (i) the 2000 Plan; (ii) the 1995 Plan; (iii) the Director Plan and (iii) the Employee Plan. The 2000 Plan incorporates an evergreen formula pursuant to which on May 1 of each year, the aggregate number of shares reserved for issuance under the 2000 Plan will automatically increase by the lesser of (i) a number of shares equal to 6% of the outstanding shares on April 30 of such calendar year; (ii) 1,500,000 shares and (iii) such other amount as determined by the Board of Directors. The Director Plan incorporates an evergreen formula pursuant to which on May 1 of each year, the aggregate number of shares reserved for issuance under the Director Plan will automatically increase by the lesser of (i) a number of shares equal to 0.25% of the outstanding shares on April 30 of such calendar year; (ii) 75,000 shares and (iii) such other amount as determined by the Board of Directors. The Employee Plan incorporates an evergreen formula pursuant to which on May 1 of each year, the aggregate number of shares reserved for issuance under the Employee Plan will automatically increase by the lesser of (i) a number of shares equal to 4% of the outstanding shares on April 30 of such calendar year; (ii) 1,000,000 shares and (iii) such other amount as determined by our Board of Directors.

(2) We are unable to ascertain with specificity the number of securities to be issued upon exercise of outstanding rights under the Employee Plan or the weighted average exercise price of outstanding rights under the Employee Plan. Accordingly, the number of shares listed in column (a) and the weighted average exercise priced described in column (b) apply only to options outstanding under the 2000 Plan, the 1995 Plan and the Director Plan. The Employee Plan provides that shares of our common stock may be purchased at a per share price equal to 85% of the fair market value of the common stock on the beginning of the offering period or a purchase date applicable to such offering period, whichever is lower.

(3) Of these shares of common stock, 658,992 remain available for future issuance under the 2000 Plan, 234,300 remain available for future issuance under the 1995 Plan, 170,000 remain available for future issuance under the Director Plan and 1,311,367 remain available for purchase under the Employee Plan. In February 2000, the Board of Directors terminated the 1995 Plan as to future option grants.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference to the sections captioned *"Employment Contracts"* contained in the Proxy Statement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMNIVISION TECHNOLOGIES, INC.

By: /s/ SHAW HONG
Shaw Hong
President and Chief Executive Officer

Date: July 25, 2002

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shaw Hong and H. Gene McCown, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-facts and agents, or his substitute or substitutes, or any of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ SHAW HONG Shaw Hong	Chief Executive Officer, President and Director *(Principal Executive Officer)*	July 25, 2002
/s/ H. GENE MCCOWN H. Gene McCown	Vice President of Finance and Chief Financial Officer *(Principal Financial and Accounting Officer)*	July 25, 2002
/s/ TSUEY-JIUAN CHEN Tsuey-Jiuan Chen	Director	July 25, 2002
/s/ LEON MALMED Leon Malmed	Director	July 25, 2002
/s/ EDWARD C.V. WINN Edward C.V. Winn	Director	July 25, 2002
/s/ RAYMOND WU Raymond Wu	Executive Vice President and Director	July 25, 2002

OMNIVISION TECHNOLOGIES, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of OmniVision Technologies, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of OmniVision Technologies, Inc. and its subsidiaries at April 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
San Jose, California
June 11, 2002

OMNIVISION TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	April 30,	
	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 55,803	$ 51,053
Short-term investments	2,002	3,000
Accounts receivable, net	10,787	5,269
Inventories	3,244	11,445
Refundable and deferred income taxes	3,066	3,288
Prepaid expenses and other assets	987	219
Total current assets	75,889	74,274
Property, plant and equipment, net	6,164	4,080
Other non-current assets	288	293
Total assets	$ 82,341	$ 78,647
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 5,865	$ 4,284
Accrued expenses and other liabilities	4,306	2,255
Deferred revenue	651	832
Total current liabilities	10,822	7,371
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Common stock, $0.001 par value; 100,000,000 shares authorized; 22,286,855 and 21,999,580 shares issued and outstanding	22	22
Additional paid-in capital	95,469	94,531
Deferred compensation related to stock options	(479)	(1,058)
Accumulated deficit	(23,493)	(22,219)
Total stockholders' equity	71,519	71,276
Total liabilities and stockholders' equity	$ 82,341	$ 78,647

The accompanying notes are an integral part of these Consolidated Financial Statements.

OMNIVISION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended April 30, 2002	2001	2000
Revenues	$ 46,518	$ 53,707	$ 40,253
Cost of revenues [1][2]	25,983	54,696	28,191
Gross profit (loss)	20,535	(989)	12,062
Operating expenses:			
Research and development [2]	7,754	5,539	3,702
Selling, general and administrative [2]	11,505	6,703	3,243
Stock compensation charge [2]	527	1,018	1,552
Litigation settlement	3,500	—	—
Total operating expenses	23,286	13,260	8,497
Income (loss) from operations	(2,751)	(14,249)	3,565
Interest income, net	1,477	2,692	174
Income (loss) before income taxes	(1,274)	(11,557)	3,739
Provision for income taxes	—	—	300
Net income (loss)	$ (1,274)	$ (11,557)	$ 3,439
Net income (loss) per share:			
Basic	$ (0.06)	$ (0.67)	$ 1.15
Diluted	$ (0.06)	$ (0.67)	$ 0.21
Shares used in computing net income (loss) per share:			
Basic	21,862	17,134	2,985
Diluted	21,862	17,134	16,399

(1) Includes inventory write-off of $18,652 in the fiscal year ended April 30, 2001 and a related benefit of $4,966 in the fiscal year ended April 30, 2002.

(2) Stock-based compensation charges included in:

	2002	2001	2000
Cost of revenues	$ 25	$ 59	$ 310
Operating expenses:			
Research and development	$ 232	$ 618	$ 997
Selling, general and administrative	295	400	555
	$ 527	$ 1,018	$ 1,552

The accompanying notes are an integral part of these Consolidated Financial Statements.

OMNIVISION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-in	Deferred	Accumulated	
	Shares	Amount	Capital	Compensation	Deficit	Total
Balance at May 1, 1999	1,256,000	$ 1	$ 1,656	$ (734)	$(14,101)	$(13,178)
Exercise of stock options	2,718,050	3	567	—	—	570
Deferred compensation related to stock options granted	—	—	3,687	(3,687)	—	—
Purchase of common stock	(88,500)	—	(9)	—	—	(9)
Forfeiture of stock option granted	—	—	(61)	35	—	(26)
Amortization of deferred compensation	—	—	—	1,891	—	1,891
Net income	—	—	—	—	3,439	3,439
Balance at April 30, 2000	3,885,550	4	5,840	(2,495)	(10,662)	(7,313)
Exercise of stock options	84,300	—	99	—	—	99
Employee stock purchase plan	48,479	—	247	—	—	247
Shares issued in connection with Initial Public Offering	5,750,000	6	67,655	—	—	67,661
Conversion of preferred stock at Initial Public Offering	12,305,001	12	21,070	—	—	21,082
Grant of fully-vested options to non-employees	—	—	31	—	—	31
Re-purchase of common stock	(73,750)	—	(20)	—	—	(20)
Forfeiture of stock option granted	—	—	(391)	198	—	(193)
Amortization of deferred compensation	—	—	—	1,239	—	1,239
Net loss	—	—	—	—	(11,557)	(11,557)
Balance at April 30, 2001	21,999,580	22	94,531	(1,058)	(22,219)	71,276
Exercise of stock options	107,142	—	343	—	—	343
Employee stock purchase plan	188,633	—	627	—	—	627
Grant of fully-vested options to non-employees	—	—	94	—	—	94
Re-purchase of common stock	(8,500)	—	(5)	—	—	(5)
Forfeiture of stock option granted	—	—	(121)	62	—	(59)
Amortization of deferred compensation	—	—	—	517	—	517
Net loss	—	—	—	—	(1,274)	(1,274)
Balance at April 30, 2002	22,286,855	$22	$95,469	$ (479)	$(23,493)	$ 71,519

The accompanying notes are an integral part of these Consolidated Financial Statements.

OMNIVISION TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended April 30,		
	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ (1,274)	$ (11,557)	$ 3,439
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	773	615	547
Allowance for doubtful accounts and sales returns	678	(84)	286
Amortization of deferred compensation	552	1,077	1,862
Changes in assets and liabilities:			
Accounts receivable	(6,196)	971	(4,709)
Inventories	8,201	66	(9,270)
Refundable and deferred income taxes	222	(2,842)	—
Prepaid expenses and other assets	(763)	(317)	(538)
Accounts payable	1,581	(5,688)	8,237
Accrued expenses and other liabilities	1,151	414	1,226
Deferred revenue	(181)	116	434
Net cash provided by (used in) operating activities	4,744	(17,229)	1,514
Cash flows from investing activities:			
Purchases of short-term investments	(2,002)	(3,000)	—
Proceeds from sales of short-term investments	3,000	—	—
Purchases of property, plant and equipment	(2,857)	(2,593)	(1,564)
Net cash used in investing activities	(1,859)	(5,593)	(1,564)
Cash flows from financing activities:			
Deposit received	900	—	—
Proceeds from issuance of common stock, net	970	68,007	569
Payment for repurchase of common stock, net	(5)	(20)	(5)
Net cash provided by financing activities	1,865	67,987	564
Net increase in cash and cash equivalents	4,750	45,165	514
Cash and cash equivalents at beginning of period	51,053	5,888	5,374
Cash and cash equivalents at end of period	$55,803	$ 51,053	$ 5,888
Supplemental cash flow information:			
Interest paid	$ —	$ 36	$ —
Taxes paid	$ 36	$ 3,483	$ 129
Supplemental non-cash investing and financial information:			
Conversion of redeemable convertible preferred stock to common stock	$ —	$ 21,082	$ —

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTE 1 — OMNIVISION AND SUMMARY OF ITS SIGNIFICANT ACCOUNTING POLICIES

The Company

OmniVision Technologies, Inc. and subsidiaries (the "Company") designs, develops and markets complementary metal oxide semiconductor ("CMOS") image sensors. The Company was incorporated in California in May 1995 and reincorporated in the State of Delaware in March 2000.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Foreign currency translation

The functional currencies of the Company's subsidiaries are the local currencies. Transaction gains and losses resulting from transactions denominated in currencies other than the U.S. dollar for the Company or in the local currencies for the subsidiaries are included in other income for the periods presented.

The assets and liabilities of the subsidiaries are translated at the rates of exchange on the balance sheet date. Revenue and expense items are translated at the average rate of exchange for the period. Gains and losses from foreign currency translation are included in other comprehensive income in the stockholders' equity.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with a maturity at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist principally of money market deposit accounts that are stated at cost, which approximates fair value.

Short-term investments

The Company's short-term investments, which are classified as available-for-sale, are invested in high-grade corporate securities and government bonds maturing approximately twelve months or less from the date of purchase. These investments are reported at fair value. Unrealized gains or losses are recorded in stockholders' equity and included in other comprehensive income (losses). Unrealized gains or losses were not significant during any period covered.

Fair value of financial instruments

The reported amounts of certain of the Company's financial instruments including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate fair value due to their short maturities.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets.

Building improvements	5 years
Machinery and equipment	3 - 5 years
Furniture and fixtures	3 - 7 years

Long-lived assets

The Company accounts for long-lived assets under Statement of Financial Accounting Standards ("SFAS") No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*," which requires the Company to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted expected future cash flows are less than the carrying amount of the asset, an impairment loss is recognized. To date, no impairment loss has been recognized.

Revenue recognition

The Company recognizes revenue upon the shipment of its products to the customer provided that the Company has received a signed purchase order, the price is fixed, title has transferred, collection of resulting receivables is considered probable, product returns are reasonably estimable, there are no customer acceptance requirements and there are no remaining significant obligations. For certain shipments to distributors under agreements allowing for return or credits, revenue is deferred until the distributor resells the product. The Company provides for future returns based on historical experiences at the time revenue is recognized.

Inventories

Inventories are stated at the lower of cost, determined on first-in, first-out ("FIFO") basis, or market.

Research and development

Research and development costs are expensed as incurred.

Income taxes

The Company accounts for deferred income taxes using the liability method, under which the expected future tax consequences of timing differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets when management estimates, based on available objective evidence, that it is more likely than not that the benefit will not be realized for the deferred tax assets.

Comprehensive income (losses)

Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investment by owners and distribution to owners. Comprehensive income was not significant during any period covered.

Certain risks and uncertainties

The Company's products are concentrated in a single segment in the semiconductor imaging devices industry which is characterized by rapid technological advances, changes in customer requirements and evolving industry standards. These products depend in part on a limited number of suppliers of wafers. Also, the Company has depended on a limited number of products and customers for substantially all revenue to date. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer or supplier requirements or changes in industry standards, or any significant delays in the development or introduction of products or services, could have a material adverse effect on the Company's business and operating results.

Stock-based compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25") and FASB Interpretation 44, *"Accounting for Certain Transactions Involving Stock Compensation"* ("FIN 44") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS 123"). Under APB 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock. Deferred compensation is amortized over the vesting period on an accelerated basis using the model presented in paragraph 24 of FIN 28. SFAS 123 requires a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between the compensation expense included in net loss and the related cost measured by the fair value method are presented in Note 8.

The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force Consensus No. 96-18, *"Accounting for Equity Instruments that are offered to other than employees for acquiring or in conjunction with selling goods or services"* ("EITF 96-18"). Under SFAS 123 and EITF 96-18, stock option awards issued to non-employees are accounted for at their fair value, determined using the Black-Scholes option pricing model.

Basic and diluted net income (loss) per share

The Company computes net income (loss) per share in accordance with SFAS No. 128, *"Earnings per Share,"* under the provisions of which basic income (loss) per share is computed by dividing the income (loss) available to holders of common stock for the period by the weighted average number of shares of common stock outstanding during the period. The calculation of diluted income (loss) per share excludes potential common stock if the effect of such stock is antidilutive. Potential common stock consists of unvested restricted common stock, incremental common or preferred shares issuable upon the exercise of stock options and shares issuable upon conversion of the redeemable convertible preferred stock.

Reclassifications

Certain reclassifications have been made in the 2000 balance sheet to conform to the 2002 and 2001 presentations.

Recent accounting pronouncements

On June 29, 2001, the Financial Accounting Standards Board, or FASB, approved its proposed Statement of Financial Accounting Standards, or SFAS, No. 141, or SFAS No. 141, *"Business Combinations,"* and SFAS No. 142, *"Goodwill and Other Intangible Assets."*

Under FAS 141, all business combinations should be accounted for using the purchase method of accounting; use of the pooling-of-interests, or pooling, method is prohibited. The provisions of the statement will apply to all business combinations initiated after June 30, 2001.

SFAS No. 142 will apply to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The statement will supersede Accounting Principals Board, or APB, Opinion No. 17, *"Intangible Assets,"* and will carry forward provisions in APB Opinion No.17 related to internally developed intangible assets. Adoption of SFAS No. 142 will result in ceasing amortization of goodwill. We will adopt SFAS No. 142 effective May 1, 2002. The Company does not expect the adoption of SFAS No. 142 to have any material effect on its consolidated financial statements.

In October 2001, the FASB issued SFAS 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets,"* which is effective for fiscal years beginning after December 15, 2001. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS 121, *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."* It establishes a single accounting method, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The Company is currently assessing, but has not yet determined, the impact of SFAS 144 on its consolidated financial position and results of operations.

NOTE 2 — BALANCE SHEET ACCOUNTS (IN THOUSANDS)

	April 30, 2002	April 30, 2001
Cash and cash equivalents:		
Cash	$ 3,625	$ 1,918
Money market funds	10,303	3,563
Commercial paper	41,875	45,572
	$ 55,803	$ 51,053
Short-term investments:		
Corporate notes	$ 2,002	$ 3,000
Accounts receivable:		
Accounts receivable	$ 12,212	$ 6,016
Less: Allowance for doubtful accounts	(671)	(114)
Sales return reserve	(754)	(633)
	$ 10,787	$ 5,269
Inventories:		
Work in progress	$ 2,361	$ 3,752
Finished goods	883	7,693
	$ 3,244	$ 11,445
Property and equipment:		
Machinery and equipment	$ 3,352	$ 2,917
Furniture and fixtures	231	222
Software	829	798
Construction in progress	4,315	1,933
	8,727	5,870
Less: Accumulated depreciation and amortization	(2,563)	(1,790)
	$ 6,164	$ 4,080
Accrued expenses and other liabilities:		
Employee compensation	$ 1,379	$ 695
Other	2,927	1,560
	$ 4,306	$ 2,255

NOTE 3 — INCOME TAXES

The provision for income taxes consists of the following (in thousands):

	Year Ended April 30,		
	2002	2001	2000
Current:			
Federal	$(1,262)	$ 2,516	$ 626
State	—	63	120
Total current	(1,262)	2,579	746
Deferred:			
Federal	1,262	(2,579)	(347)
State	—	—	(99)
Total deferred	1,262	(2,579)	(446)
Total provision	$ —	$ —	$ 300

The provision for income taxes differs from the amount computed by applying the federal income tax rate of 34% to pretax income (loss) from operations as a result of the following (in thousands):

	Year Ended April 30,		
	2002	2001	2000
Statutory federal income tax	$ (433)	$(3,929)	$ 1,271
State income taxes expense (benefit), net of federal tax benefits	—	(315)	150
Amortization of stock compensation	188	489	639
Foreign rate differential	735	—	—
Increase (decrease) in valuation allowance	(497)	3,653	(2,281)
Alternative minimum tax	—	—	337
Other	7	102	184
Tax provision	$ —	$ —	$ 300

Management regularly assesses the realizability of deferred tax assets recorded based upon the weight of available evidence, including such factors as the recent earnings history and expected future taxable income. Management believes that it is more likely than not that the Company will not realize a significant portion of its deferred tax assets and, accordingly, valuation allowances of $6,021,000 and $6,307,000 have been established for such amounts at April 30, 2002 and 2001, respectively.

The components of refundable and deferred income taxes included in the balance sheet are (in thousands):

	Year Ended April 30,	
	2002	2001
Net operating loss carryforward and credit carryforwards	$ 705	$ 470
Reserves	6,149	8,369
Accruals and other	930	493
	7,784	9,332
Valuation allowance	(6,021)	(6,307)
Net deferred tax assets	1,763	3,025
Refundable income taxes	1,303	263
	$ 3,066	$ 3,288

As of April 30, 2002, the Company had net operating loss carryforwards of approximately $1,500,000 for federal and state income tax purposes. These losses are available to reduce taxable income and expire through 2007. Because of certain changes in the Company's ownership in December 1996, there is an annual limitation of approximately $200,000 on the use of these net operating loss carryforwards pursuant to Section 382 of the Internal Revenue Code.

NOTE 4 — RELATED PARTIES TRANSACTIONS

The chairman of Powerchip Semiconductor Corp. ("PSC") was a board member of the Company until May 2001. PSC has been a vendor for the Company since the year ended April 30, 1999. Total purchases were $1,977,000, $22,011,000 and $6,857,000 for the years ended April 30, 2002, 2001 and 2000, respectively.

NOTE 5 — NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per share attributable to common stockholders for the periods indicated (in thousands, except per share data):

	Year Ended April 30,		
	2002	2001	2000
Numerator:			
Net income (loss)	$ (1,274)	$(11,557)	$ 3,439
Denominator:			
Weighted average shares	22,157	17,757	3,558
Weighted average unvested common stock subject to repurchase	(295)	(623)	(573)
Denominator for basic net income (loss) per share	21,862	17,134	2,985
Weighted average effect of dilutive securities:			
Common stock options	—	—	536
Unvested common stock subject to repurchase	—	—	573
Convertible preferred stock	—	—	12,305
Denominator for dilutive net income (loss) per share	21,862	17,134	16,399
Basic net income (loss) per share	$ (0.06)	$ (0.67)	$ 1.15
Diluted net income (loss) per share	$ (0.06)	$ (0.67)	$ 0.21

The following table sets forth weighted average potential shares of common stock that are not included in the diluted net income (loss) per share calculation above because to do so would be antidilutive for the periods indicated (in thousands):

	Year Ended April 30,		
	2002	2001	2000
Weighted average effect of common stock equivalents:			
Unvested common stock subject to repurchase	295	623	—
Options outstanding	2,261	1,237	—
Shares resulting from the conversion of the:			
Series A convertible preferred stock	—	985	—
Series B convertible preferred stock	—	842	—
Series C convertible preferred stock	—	993	—
Total common stock equivalents excluded from the computation of earnings (loss) per share as their effect was antidilutive	2,556	4,680	—

NOTE 6 — REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company is authorized to issue 10,000,000 shares of Convertible preferred stock ("preferred stock"). As of April 30, 2002, no shares of preferred stock were issued and outstanding as all shares of preferred stock were converted into 12,305,001 shares of common stock at the time of the Company's initial public offering.

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Additional Paid-in	
(in thousands)	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Total
Balance at April 30, 1999 and at April 30, 2000	4,300	$ 4	3,672	$ 4	4,334	$ 4	$ 21,070	$ 21,082
Conversion of preferred stock at Initial Public Offering	(4,300)	(4)	(3,672)	(4)	(4,334)	(4)	(21,070)	(21,082)
Balance at April 30, 2001	—	$—	—	$ —	—	$ —	$ —	$ —
Balance at April 30, 2002	—	$—	—	$ —	—	$ —	$ —	$ —

The rights, preferences and restrictions of the preferred stock are as follows:

Conversion. Each share of Series A, Series B and Series C preferred stock was convertible into such number of shares of common stock as is determined by dividing the original issuance price by $0.60, $1.50 and $3.00, respectively ("Initial Conversion Price").

Dividends. Holders of Series A, Series B and Series C preferred stock were entitled to receive, when and as declared by the Board of Directors, noncumulative dividends at the annual rate of $0.06, $0.15 and $0.30 per share, respectively. Such dividends were payable in preference to any dividend for common stock declared by the Board of Directors. No dividends were declared since inception.

Voting. The holders of the preferred stock had the right to vote with the common stock, on an as-if-converted basis, on all other matters as provided under California law. The holder of each share of preferred stock was entitled to the number of votes equal to the number of shares of common stock into which such share of preferred stock could be converted on the record date for the vote or the consent of shareholders and shall have voting rights and powers equal to the voting rights and powers of the common stock.

Liquidation. In the event of any liquidation, dissolution or winding up of the corporation, the holders of each share of preferred stock then outstanding are entitled to be paid, before any payment made to the holders of the common stock, an amount equal to the original issue price per share ("Preference Amount") of preferred stock. If the assets of the corporation are insufficient to pay the full liquidation preference to the preferred stock, the assets shall be distributed ratably among the holders of the preferred stock in proportion to the full preference amount each such holder is otherwise entitled to receive. After payment has been made to the holders of the preferred stock of their full preference amount, any remaining assets or surplus funds of the corporation are to be shared by and distributed ratably among the holders of common stock in proportion to the number of shares then held by each of them.

A consolidation or merger of the Company with or into any other corporation or corporations, acquisition by any other corporation or corporations, or a sale of all or substantially all of the assets or voting control of the Company, in which the prior stockholders of the Company do not own a majority of the outstanding shares of the surviving corporation (a "change in control") is deemed to be a liquidation.

Redemption

Series A, B and C preferred stock were redeemable upon a change in control of the Company at an amount equal to the liquidation preference described above.

Series A, B and C preferred stock were recorded at fair value at the date of issuance outside of stockholder's equity, which equals the redemption value.

NOTE 7 — COMMON STOCK

The Company completed its initial public offering ("IPO") on July 14, 2000. In the IPO, the Company sold an aggregate of 5,000,000 shares of common stock. In August 2000, the underwriters of the Company's initial public offering exercised their over-allotment option to purchase an additional 750,000 shares of common stock at $13.00 per share. Net proceeds from exercise of the over-allotment option aggregated approximately $8.5 million after paying the underwriters' fee and related expenses. The sale of the shares of common stock generated aggregate gross proceeds of approximately $74,750,000, including proceeds from the exercise of the over-allotment option. The aggregate net proceeds were approximately $67,661,000, including the proceeds from the exercise of the over-allotment option, after deducting underwriting discounts and commissions of approximately $5,233,000 and directly paying expenses of the offering of approximately $1,857,000.

The Company is authorized to issue up to 100,000,000 shares of common stock. As of April 30, 2002 and 2001, 22,286,855 and 21,999,580 shares were issued and outstanding, respectively. In addition, 8,333,500 shares of common stock have been reserved for issuance under the Company's employee stock option plans, Directors' stock option plan and employee stock purchase plan.

Certain common stock option holders have the right to exercise unvested options, subject to a repurchase right held by the Company, in the event of voluntary or involuntary termination of employment of the stockholder. Of the shares issued to date, 2,770,050 shares of the Company's common stock have been issued under restricted stock purchase agreements, under which the Company has the option to repurchase issued shares of common stock. Under these agreements, 20% of the Company's repurchase rights lapse after one year. The remaining rights lapse quarterly over the following four years. As of April 30, 2002 and 2001, 175,700 and 449,500 shares of common stock were subject to repurchase by the Company at the original exercise price, respectively.

NOTE 8 — STOCK PLANS

1995 Stock Option Plan

In May 1995, the Company adopted the 1995 Stock Option Plan under which 3,600,000 shares of common stock were reserved for issuance to eligible employees, directors and consultants upon exercise of the stock options and stock purchase rights. Incentive stock options are granted at a price not less than 100% of the fair market value of the Company's common stock and at a price of not less than 110% of the fair market value for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of grant. Nonstatutory stock options are granted at a price not less than 85% of the fair market value of the common stock and at a price not less than 110% of the fair market value for grants to a person who owned more than 10% of the voting power of all classes of stock on the date of the grant. Options granted under the 1995 Stock Option Plan generally vest over five years and are exercisable immediately or for up to ten years (five years for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of the grant). Those options exercised but unvested are subject to repurchase by the Company at the exercise price.

In February 2000, the Company terminated the 1995 Stock Option Plan as to future grants. However, options outstanding under the 1995 Stock Option Plan continue to be governed by the terms of the 1995 Stock Option Plan.

2000 Stock Plan

In February 2000, the Company adopted the 2000 Stock Plan under which 3,000,000 shares of common stock were reserved for issuance together with an annual increase in the number of shares reserved thereunder beginning on the first day of the Company's fiscal year, commencing May 1, 2002, in an amount equal to the lesser of: 1,500,000 shares, or 6% of outstanding shares of common stock on the last day of the prior fiscal year; or an amount determined by the Company's board of directors. The 2000 Stock Plan provides for grants of incentive stock options to its employees including officers and employees, directors and nonstatutory stock options to its consultants including nonemployee directors. Incentive stock options are granted at a price not less than 110% of the fair market value for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of grant. Nonstatutory stock options are granted at a price not less than 85% of the fair market value of the common stock and at a price not less than 110% of the fair market value for grants to a person who owned more than 10% of the voting power of all classes of stock on the date of the grant. Options granted under the 2000 Stock Plan generally vest over four years and are exercisable up to ten years (five years for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of the grant). Those options exercised but unvested are subject to repurchase by the Company at the exercise price.

2000 Director Option Plan

The 2000 Director Option Plan was adopted by the board of directors in February 2000 and the shareholders in March 2000. Under this plan 250,000 shares of common stock were reserved for issuance together with an annual increase in the number of shares reserved thereunder beginning on the first day of the Company's fiscal year commencing May 1, 2002 equal to the lesser of 75,000 shares, 0.25% of the outstanding shares of the common stock on the last day of the prior fiscal year or an amount determined by the board of directors. The 2000 Director Option Plan provides for an initial grant to the nonemployee director to purchase 20,000 shares of common stock. Subsequent to the initial grants, each nonemployee director will be granted an option to purchase 10,000 shares of common stock at the next meeting of the board of directors following the annual meeting of stockholders, if on the date of the annual meeting, the director has served on the board of directors for six months. The terms of the options granted under the 2000 Director Option Plan is ten years, but the options expire three months following the termination of the optionee's status as a director or twelve months if the termination is due to death or disability. The initial 20,000 share grants will become exercisable at a rate of one-fourth of the shares on the first anniversary of the grant date and at a rate of 1/16th of the shares per quarter thereafter. The subsequent 10,000 share grants will become exercisable at the rate of 1/16th of the shares per quarter.

2000 Employee Stock Purchase Plan

The 2000 Employee Stock Purchase Plan was adopted by the board of directors in February 2000 and was adopted by the shareholders in March 2000. The 2000 Employee Stock Purchase Plan became effective upon the closing of the Company's initial public offering. Under the 2000 Employee Stock Purchase Plan, 1,500,000 shares of common stock were reserved for issuance together with an annual increase in the number of shares reserved thereunder beginning on the first day of the fiscal year commencing May 1, 2002 in an amount equal to the lesser of: 1,000,000 shares, or 4% of the Company's common stock on the last day of the prior fiscal year, or an amount determined by the Company's board of directors. The offering period under this plan begins on the first trading day on or after June 1 and December 1 of each year. The purchase price of the common stock under this plan will be 85% of the lesser of the fair market value per share on the start date of the offering period or on the end date of the purchase period. Employees may end their participation in an offering period at any time, and their participation ends automatically on termination of employment with the Company. This plan will terminate in February 2010, unless the board of directors determines to terminate it sooner. As of April 30, 2002, 188,633 shares had been exercised under the 2000 Employee Stock Purchase Plan.

The following table summarizes stock option activities:

		Options Outstanding		
	Options Available for Grant	Number of Shares	Price per Share	Weighted Average Price per Share
Balance at May 1, 1999	783,000	2,761,000	$ —	$ 0.17
Adoption of 2000 Stock Plan	3,000,000	—	—	—
Adoption of 2000 Director Option Plan	250,000	—	—	—
Granted	(919,000)	919,000	0.75 - 7.00	1.41
2000 Stock Plan Granted	(5,000)	5,000	9.00	9.00
2000 Stock Plan Granted	(1,157,000)	1,157,000	10.00	10.00
2000 Director Option Plan Granted	(60,000)	60,000	10.00	10.00
Exercised	—	(2,718,050)	0.06 - 0.75	0.21
Canceled	152,500	(152,500)	0.06 - 0.75	0.34
Termination of 1995 stock option plan	(16,500)	—	—	—
Balance at April 30, 2000	2,028,000	2,031,450	—	6.57
Granted	(1,015,358)	1,015,358	2.75 - 29.06	6.10
Exercised	—	(84,300)	0.25 - 13.00	1.17
Repurchased	117,250	—	0.06 - 0.75	0.23
Canceled	196,512	(196,512)	0.75 - 13.00	5.76
Balance at April 30, 2001	1,326,404	2,765,996	—	6.62
Granted	(660,500)	(660,500)	2.83 - 8.60	4.37
Exercised	—	(107,142)	0.25 - 10.00	3.20
Repurchased	8,500	—	0.30 - 0.75	0.54
Canceled	388,888	(388,888)	0.30 - 29.06	10.32
Balance at April 30, 2002	1,063,292	2,930,466	—	$ 5.75

The following table summarizes information about stock options outstanding at April 30, 2002:

	Options Outstanding			Options Exercisable	
Exercise Prices	**Number Outstanding at April 30, 2002**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Number Exercisable at April 30, 2002**	**Weighted Average Exercise Price**
$0.06	20,000	4.19	$ 0.06	20,000	$ 0.06
$0.25 - $0.30	91,000	6.09	0.29	53,400	0.29
$0.75	347,800	7.40	0.75	156,100	0.75
$2.75 - $3.98	452,771	9.21	3.65	116,508	3.50
$4.50 - $5.44	974,695	8.78	4.72	213,832	4.75
$7.00 - $8.60	131,000	8.83	7.93	34,290	7.35
$10.00 - $13.00	908,200	7.95	10.06	464,699	10.11
$29.06	5,000	8.48	29.06	1,979	29.06
$0.06 - $29.06	2,930,466	8.31	$ 5.75	1,060,808	$ 6.19

Stock-based compensation under APB No. 25

In connection with certain stock option grants the Company recorded deferred stock compensation costs totaling $5,208,000 being the difference between the exercise price and the deemed fair value at the date of grant, which is being recognized over the vesting period of the related options of generally five years. Future amortization of deferred compensation expense is estimated to be approximately $314,000, $143,000 and $22,000 in the years ended April 30, 2003, 2004 and thereafter, respectively.

Stock based compensation charge is comprised of the following (in thousands):

	Year Ended April 30,		
	2002	**2001**	**2000**
Cost of revenues	$ 25	$ 59	$ 310
Operating expenses:			
Research and development	232	618	997
Selling, general and administrative	295	400	555
Total operating expenses	527	1,018	1,552
Total compensation charge	$552	$1,077	$1,862

Fair value disclosures

Pro forma information regarding net income and net income per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its employee stock options granted under the fair value method. The fair value for these options was estimated using the Black-Scholes option pricing model.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

	Employee Stock Option Plan Year Ended April 30,			Employee Stock Purchase Plan
	2002	2001	2000	Year Ended April 30, 2002
Risk-free interest rate	3.83%	5.56%	6.04%	2.79%
Expected term of options (in years)	2.0	3.6	4.1	0.5
Expected volatility	151%	185%	110%	151%
Expected dividend yield	0%	0%	0%	0%

The Company used 0% as expected volatility for all periods before March 8, 2000. For the period from March 8, 2000, the date of first filing of the Registration Statement through April 30, 2000, 110% volatility was used.

The weighted average grant date fair value of options granted during the years ended April 30, 2002, 2001 and 2000 was $3.55, $5.67 and $5.29, respectively.

Had compensation cost been determined based upon the fair value at the grant date, consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net loss and pro forma basic and diluted net loss per share under SFAS No. 123 would have been (in thousands, except per share data):

	Year Ended April 30,		
	2002	2001	2000
Net income (loss) — as reported	$ (1,274)	$(11,557)	$ 3,439
Net income (loss) — as adjusted	$ (5,557)	$(17,001)	$ 2,412
Net income (loss) per share:			
Basic as reported	$ (0.06)	$ (0.67)	$ 1.15
Diluted as reported	$ (0.06)	$ (0.67)	$ 0.21
Net income (loss) per share:			
Basic as adjusted	$ (0.25)	$ (0.99)	$ 0.81
Diluted as adjusted	$ (0.25)	$ (0.99)	$ 0.15

NOTE 9 — CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables and investments in a money market account. The Company's products are primarily sold to OEM customers and to distributors. The Company performs ongoing credit evaluations of its customers and maintains reserves for credit losses. The Company's sales to significant customers as a percentage of revenues were as follows for the indicated periods:

	Year Ended April 30,		
	2002	2001	2000
Percentage of revenues:			
Customer A	20%	*	*
Customer B	15%	17%	30%
Customer C	*	14%	18%
Customer D	*	*	11%

Significant customer account receivables as a percentage of net accounts receivable were as follows for the fiscal years indicated:

	April 30,	
	2002	2001
Percentage of accounts receivable, net:		
Customer A	14%	*
Customer B	*	20%
Customer C	*	15%

* Less than ten percent.

NOTE 10 — SEGMENT AND GEOGRAPHIC INFORMATION

For all periods presented, the Company operated in a single business segment.

The Company sells its products in the United States and to the Asia Pacific region. Revenues by geographic locations based on the country or region of the customer were as follows (in thousands):

	Year Ended April 30,		
	2002	2001	2000
Hong Kong	$12,696	$ 5,061	$ 2,780
Taiwan	12,104	14,604	16,848
United States	11,907	8,355	8,709
South Korea	3,539	5,051	3,296
Japan	3,426	6,865	897
Singapore	636	7,611	6,670
China	293	3,042	536
All other	1,917	3,118	517
	$46,518	$53,707	$40,253

In December 2000, the Company formed a subsidiary to conduct design and testing operations in Shanghai, the People's Republic of China. The registered capital of this company is $12.0 million, of which $3.8 million was funded by the Company in the fiscal year ended April 30, 2001, as required by Chinese law. The Company funded an additional $3.7 million during Fiscal Year 2002. The Company is further obligated to fund the remaining $4.5 million of registered capital by December 2003. As of April 30, 2002, $4.4 million of the $7.5 million funded to date was paid for land use rights and to building contractors in partial payment for the construction of the facility, $2.5 million was deposited in a bank account in China and $0.6 million was expended for general purposes. The formation and operation of the new company in China requires a large initial capital investment, and there may be significant administrative, legal and governmental barriers in China, which may prevent the Company's ability to begin operation of the new company as well as using the funds outside of China.

NOTE 11 — COMMITMENTS AND CONTINGENCIES

The Company leases its facilities in the U.S. under non-cancelable lease agreements. The facility leases expire April 30, 2003. Future minimum lease payments under all non-cancelable operating leases as of April 30, 2002 are as follows (in thousands):

Years Ended April 30,	
2003	$815
2004	$511
2005	$333

Rental expenses under all operating leases amounted to $408,000, $340,000 and $278,000 for the years ended April 30, 2002, 2001 and 2000, respectively.

From time to time, the Company has been subject to legal proceedings and claims with respect to such matters as patents, product liabilities and other actions arising out of the normal course of business.

On November 29, 2001, a complaint captioned *McKee v. OmniVision Technologies, Inc., et. al.*, Civil Action No. 01 CV 10775, was filed in the United States District Court for the Southern District of New York against the Company, some of its directors and officers, and various underwriters for its initial public offering. Plaintiffs generally allege that the named defendants violated federal securities laws because the prospectus related to the Company's offering failed to disclose, and contained false and misleading statements regarding, certain commissions purported to have been received by the underwriters, and other purported underwriter practices in connection with their allocation of shares in the Company's offering. Substantially similar actions have been filed concerning the initial public offerings for more than 300 different issuers, and the cases have been coordinated as *In re Initial Public Offering Securities Litigation,* 21 MC 92. The complaint against the Company seeks unspecified damages on behalf of a purported class of purchasers of its common stock between July 14, 2000 and December 6, 2000.

In March 2000, the Company received written notice from Koninklijke Philips N.V. ("Philips") in which Philips claimed to have patent rights in a serial bus system for data transmission, known as the I2C bus system. Although the Company does not believe that any of its products infringe any Philips patent, the Company is currently discussing possible royalty or licensing arrangements as a means of business resolution. In the meantime, the Company has completed implementation of a new serial bus system for its products.

The Company entered into an agreement with Photobit Corporation ("Photobit") and the California Institute of Technology ("CalTech"), effective September 18, 2001, to settle all litigation that the Company had with Photobit and CalTech, including an action in the U.S. District Court, Northern District of California, Case No. C 00 3791 PJH, and an investigation before the U.S. International Trade Commission ("ITC"), Inv. No. 337-TA-451. Both actions involved patents alleged to pertain to its CMOS image sensor products, such as those used in digital cameras, PC cameras and other optical applications. The action pending in California was dismissed on September 24, 2001, and final termination of the ITC investigation occurred on November 9, 2001. The confidential settlement includes non-exclusive cross-licenses for seven years under the Company's and Photobit's respective patent portfolios, including patents and applications licensed by CalTech to Photobit. The Company has also made a one-time payment to Photobit of $3.5 million dollars.

The settlement agreement referred to in the above paragraph relates only to claims made by Photobit and CalTech. It is possible that other companies might pursue litigation with respect to any claims such companies purport to have against the Company. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to the Company's products that could arise in the future, the Company could be required to obtain licenses to the infringing technology, pay substantial damages under applicable law, including treble damages if the Company is held to have willfully infringed, cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if the Company ultimately prevails.

In conjunction with the formation of the subsidiary in China, and in addition to the capital requirement, the Company has entered into certain commitments related to leasing land and constructing a facility in Shanghai, China for approximately $12.0 million, of which $7.5 million has been paid to date. The Company is further obligated to fund the remaining $4.5 million of registered capital by December 2003.

Report of Independent Accountants on Financial Statement Schedule

To the Board of Directors and Stockholders of OmniVision Technologies, Inc.:

Our audits of the consolidated financial statements referred to in our report dated June 11, 2002 appearing in this Annual Report on Form 10-K also included an audit of the financial statement schedule listed in Item 14(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
San Jose, California
June 11, 2002

OMNIVISION TECHNOLOGIES, INC.
VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended April 30, 2002, 2001, and 2000
(Amounts in thousands)

Description	Balance at Beginning of Year	Additions and Charges to Expenses	Write-offs and Deductions	Balance at End of Year
Allowance for doubtful accounts receivable:				
Fiscal year ended April 30, 2002	$ 114	$ 575	$ 18	$ 671
Fiscal year ended April 30, 2001	$ 156	$ (41)	$ 1	$ 114
Fiscal year ended April 30, 2000	$ 56	$ 103	$ 3	$ 156
Deferred tax valuation allowance:				
Fiscal year ended April 30, 2002	$6,307	$ —	$ 286	$6,021
Fiscal year ended April 30, 2001	$2,654	$3,653	$ —	$6,307
Fiscal year ended April 30, 2000	$4,973	$ —	$2,319	$2,654
Sales return reserve:				
Fiscal year ended April 30, 2002	$ 633	$ 283	$ 162	$ 754
Fiscal year ended April 30, 2001	$ 675	$ 556	$ 598	$ 633
Fiscal year ended April 30, 2000	$ 489	$ 256	$ 70	$ 675

EXHIBIT 21.1

OMNIVISION TECHNOLOGIES, INC.

Subsidiaries of OmniVision Technology, Inc.

(All 100% Owned)

Registrant's significant consolidated subsidiaries and the state or jurisdiction of organization of each subsidiary are show below:

Name of Subsidiary	Jurisdiction of Incorporation
OmniVision International Holding Ltd.	Cayman Islands
Hua Wei Technology International, Ltd. (formerly OmniView Technology International, Ltd.)	Cayman Islands
Hua Wei Semiconductor (Shanghai) Co., Ltd. (formerly Hao Wei Electronics (Shanghai) Co., Ltd.)	Shanghai, China

EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Forms S-8 (No. 333-42996) of OmniVision Technologies, Inc. of our report dated June 11, 2002, relating to the consolidated financial statements, which appears in this Form 10-K. We also consent to the incorporation by reference of our report dated June 11, 2002, relating to the financial statement schedule, which appears in this Form 10-K.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
San Jose, California
July 24, 2002

Board of Directors

Shaw Hong
President and Chief Executive Officer

Edward C.V. Winn
Director, Endwave, Inc.

Raymond Wu
Executive Vice President

Leon Malmed
Director, Socket Communications, Inc.; Director, Artisan Components, Inc.

Tsuey-Jiuan Chen
Executive Vice President, Power World Capital Management, Inc.

Executive Officers

Shaw Hong
President and Chief Executive Officer

H. Gene McCown
Vice President/Finance and Chief Financial Officer

Raymond Wu
Executive Vice President

John Lynch
Vice President, Sales and Marketing

Robert Stroh
Vice President, Strategic Marketing and Business Development

Kimble Qi-Dong
Vice President, Systems

James He
Vice President, Core Technologies

Corporate Headquarters
OmniVision Technologies, Inc.
930 Thompson Place
Sunnyvale CA 94085
Phone (408) 733-3030
Fax (408) 733-3016
E-mail financialrelations@ovt.com
www.ovt.com

Annual Meeting
Wednesday, September 4, 2002
10:00 a.m. PDT
Corporate offices

Annual Report on Form 10-K
The Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission (excluding exhibits) is available at no charge upon written request to OmniVision's Financial Relations department.

Stock Listing
The common stock of OmniVision Technologies, Inc. has traded on the Nasdaq National Market System under the symbol "OVTI" since the initial public offering on July 14, 2000. The following table sets forth the high and low closing prices for the common stock in the period indicated during the past two fiscal years, as reported by the Nasdaq National Market.

Fiscal year ended April 30, 2002	*High*	*Low*
First quarter	$6.20	$3.48
Second quarter	$5.00	$2.53
Third quarter	$12.20	$3.36
Fourth quarter	$13.50	$6.18

Fiscal year ended April 30, 2001	*High*	*Low*
First quarter (from July 14, 2000)	$40.44	$22.75
Second quarter	$47.25	$23.14
Third quarter	$35.00	$2.94
Fourth quarter	$5.78	$2.37

Independent Accountants
PriceWaterhouseCoopers LLP
San Jose, California

Corporate Counsel
Wilson Sonsini Goodrich & Rosati
Palo Alto, California

Stock Transfer Agent
EquiServe Trust Company, N.A.
150 Royall Street
Canton MA 02021
Tel: (877) 282-1169
www.equiserve.com

Investor Relations
Silverman Heller Associates
Los Angeles, California
Tel: (310) 208-2550

OmniVision™

OmniVision Technologies, Inc.
Corporate Headquarters: 930 Thompson Place Sunnyvale, CA 94085 TEL (408) 733 - 3030 FAX (408) 733 - 3061

www.ovt.com

OMNIVISION TECHNOLOGIES, INC.

NOTICE OF 2002 ANNUAL MEETING OF STOCKHOLDERS
To Be Held September 4, 2002

TO THE STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the 2002 Annual Meeting of Stockholders of OMNIVISION TECHNOLOGIES, INC. (the "Company"), a Delaware corporation, will be held on September 4, 2002 at 10:00 a.m. local time, at 930 Thompson Place, Sunnyvale, California 94085, for the following purposes:

1. To elect two (2) Class II directors to serve until the expiration of their three (3) year terms or until their successors are duly elected or appointed and qualified.

2. To ratify the appointment of PricewaterhouseCoopers LLP as independent auditors of the Company for the fiscal year ending April 30, 2003.

3. To transact such other business as may properly come before the Annual Meeting including any motion to adjourn to a later date to permit further solicitation of proxies if necessary, or before any adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. Only stockholders of record at the close of business on August 2, 2002 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. However, to ensure your representation at the meeting, you are urged to mark, sign, date and return the enclosed Proxy as promptly as possible in the postage-prepaid envelope enclosed for that purpose. Any stockholder attending the meeting may vote in person even if he or she has returned a Proxy.

Sincerely,

Shaw Hong
President, Chief Executive Officer and Director

Sunnyvale, California
August 8, 2002

YOUR VOTE IS IMPORTANT

IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE.

OMNIVISION TECHNOLOGIES, INC.

PROXY STATEMENT FOR 2002 ANNUAL MEETING OF STOCKHOLDERS

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed Proxy is solicited on behalf of the Board of Directors of OMNIVISION TECHNOLOGIES, INC., a Delaware corporation (the "Company"), for use at the 2002 Annual Meeting of Stockholders (the "Annual Meeting") to be held September 4, 2002 at 10:00 a.m. local time, or at any adjournment thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Company's principal executive offices which are located at 930 Thompson Place, Sunnyvale, California 94085. The Company's telephone number at that location is (408) 733-3030.

These proxy solicitation materials and the Annual Report on Form 10-K for the year ended April 30, 2002 ("fiscal 2002"), including financial statements, were first mailed on or about August 8, 2002 to all stockholders entitled to vote at the meeting.

Record Date and Shares Outstanding

Stockholders of record at the close of business on August 2, 2002 (the "Record Date") are entitled to notice of and to vote at the meeting. The Company has one series of common shares outstanding, designated common stock, $.001 par value per share. At the Record Date, 22,500,779 shares of the Company's common stock were issued and outstanding and held of record by 106 stockholders. The Company has 10,000,000 shares of authorized Preferred Stock, $.001 par value per share. As of the Record Date, no shares of the Company's Preferred Stock were issued and outstanding.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by (a) delivering to the Company a written notice of revocation or a duly executed proxy bearing a later date or (b) attending the meeting and voting in person. Any written notice of revocation or subsequent proxy should be delivered to OmniVision Technologies, Inc. at 930 Thompson Place, Sunnyvale, California 94085, Attention: Gary Chen or hand delivered to Mr. Chen at or before the taking of the vote at the Annual Meeting.

Voting

Each share of common stock outstanding on the Record Date is entitled to one vote. Every stockholder voting for the election of a director (Proposal One) may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of shares that such stockholder is entitled to vote, or distribute such stockholder's votes on the same principle among as many candidates as the stockholder may select, provided, however, that votes cannot be cast for more than two candidates. However, no stockholder shall be entitled to cumulate votes for a nominee unless such nominee's name has been placed in nomination prior to the voting and the stockholder, or any other stockholder, has given notice, prior to the voting, of his or her intention to cumulate the stockholder's votes. On all other matters, no stockholder shall be entitled to cumulative votes and each share of common stock has one vote.

Solicitation of Proxies

This solicitation of proxies is made by the Company, and all related costs will be borne by the Company. The Company has retained Georgeson Shareholder Communications Inc. to provide proxy solicitation services in connection with the Annual Meeting at an estimated cost of $6,500. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone or telegram.

Quorum; Abstentions; Broker Non-Votes

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the Inspector of Elections (the "Inspector") with the assistance of the Company's Transfer Agent. The Inspector will also determine whether or not a quorum is present. Except in certain specific circumstances, the affirmative vote of a majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present is required under Delaware law for approval of proposals presented to stockholders. In general, Delaware law also provides that to have a quorum a majority of shares entitled to vote must be present or represented by proxy at the meeting.

The Inspector will treat shares that are voted "WITHHELD" or "ABSTAIN" as being present and entitled to vote for purposes of determining the presence of a quorum but will not be treated as votes in favor of approving any matter submitted to the stockholders for a vote. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, the shares will be voted for the election of the Class II nominees for the Board of Directors set forth herein; for the ratification of PricewaterhouseCoopers LLC as independent auditors of the Company for the fiscal year ending April 30, 2003; and at the discretion of the proxy holders, upon such other business as may properly come before the Annual Meeting or any adjournment thereof.

If a broker indicates on the enclosed proxy or its substitute that such broker does not have discretionary authority as to certain shares to vote on a particular matter ("Broker Non-Votes"), those shares will not be considered as present with respect to that matter. The Company believes that the tabulation procedures to be followed by the Inspector are consistent with the general statutory requirements in Delaware concerning voting of shares and determination of a quorum.

Deadline For Receipt of Stockholder Proposals

Stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of the proxy rules established by the Securities and Exchange Commission. Proposals of stockholders of the Company that are intended to be presented by such stockholders at the Company's 2003 Annual Meeting of Stockholders must be received by the Company no later than April 10, 2003 in order that they may be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

The attached proxy card grants the proxy holders discretionary authority to vote on any matter raised at the Annual Meeting. As of August 8, 2002, the Company has not received any requests to present matters at the Annual Meeting that are not set forth in this proxy statement. If a stockholder intends to submit a proposal at the Company's 2003 Annual Meeting, which is not eligible for inclusion in the proxy statement relating to that meeting, the stockholder must give the Company notice in accordance with the requirements set forth in the Securities Exchange Act of 1934, as amended, no later than June 24, 2003. If such a stockholder fails to comply with the foregoing notice provision, the proxy holders will be allowed to use their discretionary authority when and if the proposal is raised at the Company's 2003 Annual Meeting.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of common stock of the Company as of August 2, 2002 as to (i) each person or entity who is known by the Company to own beneficially more than 5% of the outstanding shares of common stock; (ii) each director of the Company; (iii) each of the Named Executive Officers (as defined below under "Executive Compensation and Other Matters—Executive Compensation—Summary Compensation Table") and (iv) all directors and current executive officers of the Company as a group.

	Shares of Common Stock Beneficially Owned(2)	
Name and Address of Stockholder(1)	**Number**	**Percent of Class**
Wellington Management Company, LLC(3) 75 State Street Boston, Massachusetts 02109	2,188,296	9.7%
Shaw Hong(4)	960,857	4.3%
Tsuey-Jiuan Chen(5)	5,000	*
Qi Dong(6)	149,741	*
Xinping He(7)	356,293	1.6%
Leon Malmed(8)	35,000	*
H. Gene McCown(9)	101,940	*
Edward C.V. Winn(10)	40,000	*
Raymond Wu(11)	662,310	2.9%
All Directors and Current Executive Officers as a Group (10 persons)(12)	2,513,002	10.9%

* Less than 1%.

(1) Unless otherwise indicated, the address for each listed stockholder is c/o OmniVision Technologies, Inc., 930 Thompson Place, Sunnyvale, California 94085. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

(2) Applicable percentage ownership is based on 22,500,779 shares of common stock outstanding as of August 2, 2002 together with applicable options or warrants for such stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, based on factors including voting and investment power with respect to shares, subject to the applicable community property laws. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days after August 2, 2002 are deemed outstanding for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(3) Reflects ownership as reported on Schedule 13G as of December 31, 2001 filed with the Securities and Exchange Commission on February 12, 2002 by Wellington Management Company, LLC ("WMC"). WMC is a registered investment advisor pursuant to the Investment Advisors Act of 1940, as amended. WMC has shared voting power over 2,153,796 shares of common stock, no sole dispositive power over any shares of common stock and shared dispositive power over 2,188,296 shares of common stock. WMC, in its capacity as investment advisor, may be deemed to beneficially own 2,188,296 shares of common stock, which shares are held of record by clients of WMC.

(4) Includes 858,814 shares of common stock and 102,043 shares of common stock which may be acquired upon exercise of stock options exercisable within 60 days of August 2, 2002 by Shaw Hong and Mr. Hong's wife, Wen Hong, respectively. Also, includes 615,814 shares of common stock held by the Hong Family Trust of which Mr. Hong is a trustee, 235,000 shares of common stock held in the Hong Family LLC of which Mr. Hong is a manager, and 8,000 shares of common stock held by Wen Hong. Mr. Hong has voting and dispositive control over all such shares.

(5) Includes 5,000 shares of common stock which may be acquired upon exercise of stock options exercisable within 60 days of August 2, 2002.

(6) Includes 53,200 shares of common stock which may be acquired upon exercise of stock options exercisable within 60 days of August 2, 2002.

(7) Includes 58,950 shares of common stock which may be acquired upon exercise of stock options exercisable within 60 days of August 2, 2002. Also includes 68,600 shares of common stock held by the He Children's Trust of which Mr. He is a trustee. Mr. He has voting and dispositive control over such shares.

(8) Includes 25,000 shares of common stock which may be acquired upon exercise of stock options exercisable within 60 days of August 2, 2002. Mr. Malmed will not stand for re-election at the Annual Meeting.

(9) Includes 95,283 shares of common stock which may be acquired upon exercise of stock options exercisable within 60 days of August 2, 2002.

(10) Includes 35,000 shares of common stock which may be acquired upon exercise of stock options exercisable within 60 days of August 2, 2002.

(11) Includes 70,700 shares of common stock which may be acquired upon exercise of stock options exercisable within 60 days of August 2, 2002. Also, includes 32,000 shares of common stock held by the Raymond Wu Grantor Retained Annuity Trust of which Mr. Wu is a trustee and 32,000 shares of common stock held in the May Wu Grantor Retained Annuity Trust of which Mr. Wu is a trustee. Mr. Wu has voting and dispositive control over all such shares.

(12) Includes 483,377 shares of common stock which may be acquired upon exercise of stock options exercisable within 60 days of August 2, 2002.

PROPOSAL ONE

ELECTION OF DIRECTORS

Pursuant to the Company's Restated Certificate of Incorporation, the Company's Board of Directors currently consists of five persons, divided into three classes, Class I, Class II and Class III, with each class serving staggered terms of three years. Vacancies on the Board of Directors may be filled only by persons elected (i) by the affirmative vote of the holders of the then-outstanding shares of voting stock of the Company entitled to vote generally in the election of directors and voting together as a single class or (ii) by a majority of the remaining directors. A director elected by the Board of Directors to fill a vacancy (including a vacancy created by an increase in the Board of Directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is duly elected and qualified. Currently, there are two directors in Class I, two directors in Class II and one director in Class III. The Class II directors are to be elected at the Annual Meeting. The Class III director and the Class I directors will be elected at the Company's 2003 and 2004 Annual Meetings of Stockholders, respectively. The Class II directors to be elected at the 2002 Annual Meeting will hold office until the 2005 Annual Meeting of Stockholders or until their successors have been duly elected and qualified.

In May 2001, Frank Huang resigned as a member of the Board of Directors. Mr. Huang was a Class III director. Mr. Huang had served as a member of the Board of Directors since 1999. Ms. Tsuey-Jiuan Chen was elected in August 2001 to fill the vacancy on the Board of Directors created by the resignation of Mr. Huang.

The Company's nominees for election at the Annual Meeting are Raymond Wu, a current Class II director, and John T. Rossi. Mr. Leon Malmed, a current Class II director, will not stand for re-election at the Annual Meeting.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's nominees. In the event that the nominees of the Company are unable or decline to serve as directors at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. The Company is not aware of any nominee who will be unable or will decline to serve as a director. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them in such a manner as will assure the election of the nominees listed below, and, in such event, the specific nominees to be voted for will be determined by the proxy holders.

Vote Required

If a quorum is present and voting, the two nominees receiving the highest number of votes will be elected to the Board of Directors. Abstentions and Broker Non-Votes are not counted in the election of directors.

Information Concerning the Nominees and Incumbent Directors

The following table sets forth the name and age of the nominees and each director of the Company as of August 8, 2002 whose term of office continues after the Annual Meeting, the principal occupation of each during the past five years and the period during which each has served as a director of the Company.

Name	Principal Occupation During the Past Five Years	Age	Director Since
Nominees for Class II Directors:			
Raymond Wu	Raymond Wu, one of the Company's cofounders, has served as one of the Company's directors since May 1995 and as the Executive Vice President since October of 1999. From July 1998 to October 1999, Mr. Wu served as the Company's Vice President of Business Development. From May 1995 to July 1998, Mr. Wu was the head of the Company's Sales department and Engineering department. Mr. Wu received a B.S. in Electrical Engineering from Chung-Yuan University in Taiwan and a M.S. in Electrical Engineering from Wayne State University.	47	1995
John T. Rossi	John T. Rossi has been nominated by the Company for election at the Annual Meeting. From April 1990 to July 2002, Mr. Rossi served in various capacities with Robertson Stephens, Inc., an investment banking firm, most recently as Managing Director, Investment Banking. Mr. Rossi received an A.B. in literature from Lafayette College, an M.A. in literature from Tulane University and an M.B.A. from Stanford University.	52	N/A
Continuing Class III Director:			
Tsuey-Jiuan Chen	Tsuey-Jiuan has served as one of the Company's directors since August 2001. From February 2002 to the present, Ms. Chen has served as a consultant to Hua Wei Technology International, Ltd., a wholly owned subsidiary of the Company. From February 2002 to June 2002, Ms. Chen also served as a consultant of Power World Capital Management, Inc., a venture capital management company. From May 1999 to February 2002, Ms. Chen served as an Executive Vice President of Power World Capital Management, Inc. From March 1996 to March 1999, Ms. Chen was a co-founder and Executive Vice President of WI Harper Group, a venture capital firm. Ms. Chen holds a B.S. in Accounting from National Cheng-Chi University in Taiwan and an M.S. in Accounting from the University of Massachusetts at Amherst.	47	2001
Continuing Class I Directors:			
Shaw Hong	Shaw Hong, one of the Company's cofounders, has served as one of the Company's directors and as Chief Executive Officer and President since May 1995. Mr. Hong holds a B.S. in Electrical Engineering from Jiao Tong University in China and an M.S. in Electrical Engineering from Oregon State University.	65	1995

Name	Principal Occupation During the Past Five Years	Age	Director Since
Edward C.V. Winn	Edward C.V. Winn has served as one of the Company's directors since March 2000. From March 1992 to January 2000, Mr. Winn served in various capacities with TriQuint Semiconductor, Inc., a semiconductor company, most recently as Executive Vice President, Finance and Administration and Chief Financial Officer. Mr. Winn is also a director of Endwave, Inc., a supplier of RF subsystems for broadband, wireless access systems, and Nassda Corporation, a verification software provider for the design of complex nanometer semiconductors. Mr. Winn received a B.S. in Physics from Rensselaer Polytechnic Institute and an M.B.A. from Harvard University.	63	2000

Board of Director Meetings and Committees

The Board of Directors of the Company held a total of five meetings during fiscal 2002. No current or former director attended fewer than 75% of the meetings of the Board of Directors and committees thereof held during fiscal 2002 during the period that he or she sat on the Board of Directors or on such committee, except for Tsuey-Jiuan Chen who attended 60% of the Board of Directors meetings in fiscal 2002. The Board of Directors has an Audit Committee and a Compensation Committee. The Board of Directors has no nominating committee or any committee performing such functions.

The Audit Committee, which consists of Messrs. Winn and Malmed and Ms. Chen, met four times during fiscal 2002. The Audit Committee makes recommendations to the Board of Directors regarding the selection of the Company's independent auditors, reviews the results and scope of the audit and other services provided by the Company's independent auditors and reviews and evaluates the Company's control functions. Each of Messrs. Winn and Malmed and Ms. Chen are "independent" as defined in the rules of the National Association of Securities Dealers, Inc. The Board of Directors has adopted a written charter for the Audit Committee which is attached to this proxy as Appendix A.

The Compensation Committee currently consists of Messrs. Winn and Malmed and Ms. Chen and did not meet during fiscal 2002. The Compensation Committee makes recommendations regarding the Company's various incentive compensation and benefit plans and determines salaries for the Company's executive officers and incentive compensation for its employees and consultants.

Compensation of Directors

Non-employee directors are reimbursed for certain expenses in connection with their attendance at the Company's Board of Directors and committee meetings. In addition, non-employee directors receive cash compensation in the amount of $1,500 per Board of Directors meeting attended, $500 per telephonic Board of Directors meeting attended and $500 per Committee meeting attended if such meeting is held separate from a Board of Directors meeting.

The Company's 2000 Director Stock Option Plan provides that each non-employee director shall automatically be granted a stock option for 20,000 shares (the "First Option") of common stock on the date that such individual becomes a non-employee director. After the First Option has been granted to a non-employee director, such non-employee director is thereafter automatically granted a stock option (a "Subsequent Option") to purchase 10,000 shares of common stock at the first meeting of the Board of Directors following the Annual Meeting of Stockholders in each year, if, on such date, he or she will have served on the Board of Directors for more than six months. The First Option is exercisable while a non-employee director remains a director of the Company, and vests as to 1/4th of the shares of common stock subject to the First Option on the first anniversary of the date of grant, and as to 1/16th of the shares of common stock subject to the First Option at the end of each quarter thereafter. Subsequent Options are exercisable while the non-employee director remains a director of the Company and vest as to 1/16th of the shares of common stock subject to the Subsequent Option at the end of each quarter after the date of grant. The exercise price of all of these options is 100% of the fair market value of the common stock on the date of grant.

Under the Company's 2000 Stock Plan, non-employee directors are eligible to receive stock option grants at the discretion of the Board of Directors. In September 2001, the Company granted to each of Messrs. Malmed and Winn a nonqualified stock option to acquire 20,000 shares of the Company's common stock under the 2000 Stock Plan. The exercise price for each of these options was $2.83, the per share fair market value of the Company's common stock on the date of grant. These options were fully exercisable when issued. These options expire if not exercised prior to September 2011.

The Company anticipates entering into an agreement with Mr. Malmed which shall provide that all of Mr. Malmed's outstanding stock options shall be amended such that his unvested options will become immediately exercisable and vested as of the Annual Meeting date. As of the Annual Meeting date, Mr. Malmed will hold unvested options to purchase approximately 18,750 shares of common stock at a weighted average exercise price of $6.18 per share.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee was, at any time since the Company's formation, an officer or employee of the Company. None of the Company's executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE NOMINEES SET FORTH HEREIN.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors has selected PricewaterhouseCoopers LLP, independent auditors, to audit the consolidated financial statements of the Company for the fiscal year ending April 30, 2003.

PricewaterhouseCoopers LLP has audited the Company's financial statements annually since 1998. Representatives of PricewaterhouseCoopers LLP are expected to be present at the meeting with the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Vote Required

Although action by stockholders is not required by law, the Board of Directors has determined that it is desirable to request approval of the selection of PricewaterhouseCoopers LLP as the Company's independent public accountants by the stockholders. Notwithstanding the selection, the Board of Directors, in its discretion, may direct the appointment of new independent auditors at any time during the year, if the Board of Directors feels that such a change would be in the best interest of the Company and its stockholders. In the event of a negative vote on ratification, the Board of Directors and the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP.

Audit Fees

For fiscal 2002, PricewaterhouseCoopers LLP billed the Company $207,730 in fees for audit of the Company's annual consolidated financial statements included in its annual report on Form 10-K and limited reviews of the Company's unaudited condensed consolidated interim quarterly financial statements included in its quarterly reports on Form 10-Q.

Financial Information Systems Design and Implementation Fees

The Company did not engage PricewaterhouseCoopers LLP to provide professional services regarding the design and implementation of financial information systems during fiscal 2002.

All Other Fees

In addition to the fees described above, aggregate fees of $77,411 were billed by PricewaterhouseCoopers LLP during fiscal 2002 primarily for professional services regarding income tax compliance ($13,259) and other tax planning related services ($64,152). The Company's Audit Committee of its Board of Directors has concluded that the provision of these services is compatible with the accountant's independence.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING APRIL 30, 2003.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Executive Compensation

Summary Compensation Table

The following Summary Compensation Table sets forth certain information regarding the compensation of the Chief Executive Officer of the Company and the four next most highly compensated executive officers of the Company in fiscal 2002 whose total cash compensation exceeded $100,000 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company for the fiscal years indicated.

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	Fiscal Year	Salary($)	Bonus($)	Number of Securities Underlying Options(#)	All Other Compensation($)(1)
Shaw Hong	2002	251,667	—	100,000	11,516
President, Chief Executive Officer	2001	201,667	—	700	10,396
and Director	2000	152,000	105,063	165,000	8,281
Qi Dong(2)	2002	140,833	—	—	11,246
Vice President of Systems	2001	117,500	—	60,700	8,759
	2000	97,500	4,000	80,000	5,204
Xinping He(3)	2002	145,833	—	—	11,143
Vice President of Core Technologies	2001	122,167	—	60,700	8,823
	2000	105,833	5,000	70,000	4,181
H. Gene McCown	2002	145,000	—	50,000	9,923
Vice President of Finance and	2001	118,333	—	700	7,809
Chief Financial Officer	2000	86,660	2,000	130,000	3,307
Raymond Wu	2002	191,667	—	80,000	21,294
Vice President and Director	2001	146,667	—	700	14,480
	2000	126,666	78,563	85,000	6,283

(1) Consists of premiums paid by the Company for term life insurance and health benefit plans, contributions made by the Company to its 401(k) plan on behalf of the employee and amounts paid by the Company to the employee under the Company's Employee Referral Program.

(2) Mr. Dong was appointed Vice President of Systems effective May 2000.

(3) Mr. He was appointed Vice President of Core Technologies effective May 2000.

Option Grants in Last Fiscal Year

The following table provides information relating to stock options awarded to each of the Named Executive Officers in fiscal 2002. All of the options were awarded under the Company's 2000 Stock Plan. All of the options granted vest over four years with 25% of the shares subject to the option vesting on the first anniversary of the grant date and 1/16th of the remaining shares vesting ratably each calendar quarter thereafter.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Options Term(1)	
Name	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees in Fiscal 2002(2)	Exercise Price($)(3)	Expiration Date	5%	10%
Shaw Hong	100,000	16%	$3.98	6/5/11	$250,300	$634,310
Qi Dong	—	—	—	—	—	—
Xinping He	—	—	—	—	—	—
H. Gene McCown	50,000	8%	3.98	6/5/11	125,150	317,155
Raymond Wu	80,000	13%	3.98	6/5/11	200,240	507,447

(1) Potential realizable value is based on the assumption that the common stock of the Company appreciates at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten year option term. These numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future price growth.

(2) The percentages above are based on an aggregate of 620,500 shares subject to options the Company granted to employees and consultants in the year ended April 30, 2002.

(3) The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table presents information regarding the Named Executive Officers concerning option exercises in fiscal 2002 and exercisable and unexercisable options held as of April 30, 2002. The value of unexercised in-the-money options is based on a price of $11.88 per share, the closing sales price of the Company's common stock as reported on the Nasdaq National Market on April 30, 2002, minus the per share exercise price, multiplied by the number of shares underlying the option.

			Number of Securities Underlying Unexercised Options at April 30, 2002		Value of Unexercised In-the-Money Options at April 30, 2002	
Name	Shares Acquired on Exercise(#)	Value Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Shaw Hong	—	—	26,875	139,375	$319,275	$1,655,775
Qi Dong	—	—	24,700	75,000	293,436	891,000
Xinping He	—	—	43,699	89,001	519,144	1,057,332
H. Gene McCown	—	—	81,325	94,375	966,141	1,121,175
Raymond Wu	—	—	40,949	100,001	486,474	1,181,012

Employment Agreements and Change of Control Arrangements

The Company does not have any employment, noncompete nor change in control arrangements or agreements with its current officers.

Report of the Board of Directors on Executive Compensation

During fiscal 2002, the Company's executive compensation program was approved by the Board of Directors as a whole rather than the Compensation Committee. The following is the report of the Board of

Directors with respect to the compensation paid to the Company's executive officers during fiscal 2002. Actual compensation earned during the fiscal year by the Named Executive Officers is shown in the Summary Compensation Table above.

Compensation Philosophy

The Company's philosophy in setting its compensation policies for executive officers is to maximize stockholder value over time. The primary goal of the executive compensation program is therefore to closely align the interests of the executive officers with those of the Company's stockholders. To achieve this goal the Company attempts to (i) offer compensation opportunities that attract and retain executives whose abilities are critical to the long-term success of the Company, motivate individuals to perform at their highest level and reward outstanding achievement, (ii) maintain a significant portion of the executive's total compensation at risk, tied to achievement of financial, organizational and management performance goals, and (iii) encourage executives to manage from the perspective of owners with an equity stake in the Company.

The compensation program for the Company's executive officers consists of base salary and long-term stock option incentives.

Base Salary

The Board of Directors reviewed and approved fiscal 2002 base salaries for the Chief Executive Officer and other executive officers during the fiscal year. Base salaries were established by the Board of Directors based upon competitive compensation data for similarly situated companies in the semiconductor industry, the executive's job responsibilities, level of experience, individual performance and contribution to the business. Executive officer salaries have been targeted at the approximate average rates paid by comparable semiconductor companies to enable the Company to attract, motivate, reward and retain highly skilled executives. In order to evaluate the Company's competitive posture in the industry, the Board of Directors reviewed and analyzed the compensation packages, including base salary levels, offered by other companies within the semiconductor industry. The competitive information was obtained from surveys prepared by national consulting companies or industry associations. No specific formula was applied to determine the weight of each factor.

Long-Term Stock Option Incentives

The Company provides its executive officers with long-term incentive compensation through grants of stock options. In fiscal 2002, all options granted to executive officers were granted under the Company's 2000 Stock Plan. The Board of Directors believes that stock options provide the Company's executive officers with the opportunity to purchase and maintain an equity interest in the Company and to share in the appreciation of the value of the Company's common stock. The Board of Directors believes that stock options directly motivate an executive to maximize long-term stockholder value. The options also utilize vesting periods that encourage key executives to continue in the employ of the Company. All options granted to executive officers in fiscal 2002 were granted at an exercise price that was at the fair market value of the Company's common stock on the date of grant. The Board of Directors considers the grant of each option subjectively, considering factors such as the individual performance of the executive officer and the anticipated contribution of the executive officer to the attainment of the Company's long-term strategic performance goals. Long-term incentives granted in prior years are also taken into consideration. On June 5, 2001, the Board of Directors granted Mr. Hong options to purchase 100,000 shares of common stock at an exercise price of $3.98 per share, the fair market value of common stock on the date of grant. This option vests at the rate of one-quarter of the shares subject to the option on the first anniversary of the date of grant and the remaining shares vest ratably each month thereafter. The Board of Directors believes that this vesting structure provides appropriate alignment of Mr. Hong's interests with those of the Company's stockholders while also providing him with incentives to remain at the Company.

Compensation for the President and Chief Executive Officer

During fiscal 2002, the compensation of Shaw Hong, the President, Chief Executive Officer and a director of the Company, consisted of a base salary of $251,667. Mr. Hong did not receive a bonus in fiscal 2002. The Board of Directors reviews the Chief Executive Officer's base compensation using the same criteria and policies as are employed for the other executive officers. Mr. Hong received an increase in base salary from $201,667 for fiscal 2001 to $251,667 for fiscal 2002. Mr. Hong did not receive a bonus in fiscal 2001 or fiscal 2002. The Board of Directors based its decision to increase Mr. Hong's base salary on a variety of factors, including his individual performance and contributions and comparisons of chief executive officer compensation levels for similarly situated companies in the semiconductor industry. The Board of Directors decided not to grant Mr. Hong a bonus for fiscal 2002 due to the performance of the Company and Mr. Hong's stated preference not to receive a bonus for fiscal 2002.

Section 162(m)

The Board of Directors has considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to the Company's executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for any of the executive officers named in the proxy statement, unless compensation is performance-based. It is the policy of the Company that, where reasonably practicable, the Company will seek to qualify the variable compensation paid to its executive officers for an exemption from the deductibility limitations of Section 162(m). In approving the amount and form of compensation for the Company's executive officers, the Board of Directors will continue to consider all elements of the cost to the Company of providing such compensation, including the potential impact of Section 162(m).

Respectfully submitted by:

THE BOARD OF DIRECTORS

Shaw Hong
Tsuey-Jiuan Chen
Leon Malmed
Edward C.V. Winn
Raymond Wu

Report of the Audit Committee of the Board of Directors

The Audit Committee of the Board of Directors is composed of three independent directors (each of whom is independent under the applicable rules of the National Association of Security Dealers) appointed by the Board of Directors, and it operates under a written, amended and restated charter adopted by the Board of Directors in April 2000. The members of the Audit Committee during fiscal 2002 were Tsuey-Jiuan Chen, Frank Huang, Leon Malmed and Edward C.V. Winn. Mr. Huang resigned as a member of the Board of Directors and of the Audit Committee in May 2001. Ms. Chen was elected to the Audit Committee in August 2001. In accordance with its charter, the primary purpose of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process, including overviewing the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof, the Company's systems of internal accounting and financial controls, the annual independent audit of the Company's financial statements and the Company's legal compliance and ethics programs as established by management and the Board of Directors. The Audit Committee does not conduct auditing reviews or procedures. The Audit Committee relies on management's representation that the Company's financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of the independent auditors included in their report on the Company's financial statements.

The Audit Committee received from the independent auditors a formal written statement describing all relationships between the auditors and the Company that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1 "Independence Discussion with Audit Committees," and discussed with the auditors any relationships that may impact their objectivity and independence, and satisfied itself as to the auditors' independence. The Audit Committee also discussed with management and the independent auditors the quality and adequacy of the Company's internal controls and responsibilities, budget and staffing. The Audit Committee also reviewed with the independent auditors their audit plan, audit scope and identification of audit risks.

The Audit Committee discussed and reviewed with the independent auditors all communications required by generally accepted auditing standards, including those described in the Statement on Auditing Standards No. 61, as amended, "Communications with Audit Committee" and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The Audit Committee reviewed and discussed the audited financial statements of the Company for the fiscal year ended April 30, 2002 with management and the independent auditors. Management had the responsibility for the preparation of the Company's financial statements and the independent auditors had the responsibility for the examination of those statements.

Based on the above review and discussions with management and the independent auditors, the Audit Committee recommended to the Board of Directors at a meeting on June 10, 2002 that the Company's audited financial statements be included in its Annual Report on Form 10-K for the last year for filing with the Securities and Exchange Commission. The Audit Committee also recommended the reappointment, subject to stockholder approval, of the independent auditors, and the Board of Directors concurred in such recommendation.

Respectfully submitted by the Audit Committee of the Company's Board of Directors:

Tsuey-Jiuan Chen
Leon Malmed
Edward C.V. Winn

Certain Transactions

Frank Huang, a former director of the Company who resigned in May 2001, is the Chairman of the Board of Directors of Powerchip Semiconductor Corp. ("Powerchip"), a joint venture between UMAX Group and Mitsubishi Electrical Corporation. Mr. Huang is also the Chairman of the Board of Directors of UMAX Group. In March 1998, the Company entered into a Confidential Foundry Agreement with Powerchip pursuant to which the Company agreed to purchase semiconductor wafers from Powerchip. The total purchases made by the Company from Powerchip were approximately $2.0 million, $22.0 million, and $6.9 million for fiscal years 2002, 2001 and 2000, respectively. These transactions were on terms no less favorable than the Company could have obtained from unaffiliated third parties. In addition, as of the Record Date Powerchip owns 233,333 shares of the Company's common stock.

Mr. Huang is also the Chairman of the Board of Directors of Power World Capital Management, Inc. ("Power World") and Tsuey-Jiuan Chen, a director of the Company, was an Executive Vice President of Power World until February 2002 when she resigned her employment with Power World. Power World is the general partner of each of Universal Venture Fund and Power World Venture Fund, which own as of the Record Date 330,333 and 125,000 shares of the Company's common stock, respectively.

In December 2000, the Company formed a wholly-owned Cayman Islands subsidiary, Hua Wei Technology International, Ltd. ("Hua Wei"). In connection with the formation of Hua Wei, the Company purchased 4,000,000 shares of Hua Wei's common stock at a purchase price of $0.03 per share for an aggregate purchase price of $120,000. As of the Record Date, the Company anticipates granting to certain of its employees options to purchase approximately 3,000,000 of Hua Wei's common stock. Fifty percent (50%) of the shares underlying each of these options vested as of June 5, 2002 and 1/24th of such shares shall vest on the last day of each month thereafter. The exercise price of these options shall be $0.25. The Company anticipates that in the second quarter of fiscal year 2003 it will grant an option to purchase 500,000 shares of Hua Wei's common stock to Shaw Hong, an option to purchase 400,000 shares of Hua Wei's common stock to Raymond Wu, an option to purchase 150,000 shares of Hua Wei's common stock to H. Gene McCown, an option to purchase 150,000 shares of Hua Wei's common stock to Qi Dong and an option to purchase 150,000 shares of Hua Wei's common stock to Xinping He.

During fiscal 2002, the Company issued options to purchase common stock to certain directors under the Company's 2000 Stock Plan. The Company also anticipates amending the outstanding stock options held by Mr. Malmed to provide that such options shall become immediately vested and exercisable as of the Annual Meeting date. These option grants are discussed in detail above under "Proposal One—Election of Directors—Compensation of Directors".

PERFORMANCE GRAPH

Set forth below is a line graph comparing the annual percentage change in the cumulative return to the stockholders of the Company's common stock with the cumulative return of the Nasdaq Stock Market (U.S.) Index and of the S & P Semiconductors Index for the period commencing July 14, 2000 and ending on April 30, 2002. Returns for the indices are weighed based on market capitalization at the beginning of each fiscal year.



DOLLARS
120
100
80
60
40
20
0
7/14/00
4/30/01
4/30/02
OMNIVISION TECHNOLOGIES INC
NASDAQ STOCK MARKET (U.S.)
S&P SEMICONDCTORS

	07/14/00	04/01	04/02
OmniVision Technologies, Inc.	100.00	36.15	91.38
Nasdaq Stock Market (U.S.) Index	100.00	52.86	42.43
S & P Semiconductors Index	100.00	46.34	37.82

(1) The graph assumes that $100 was invested on July 14, 2000 in the Company's common stock and the Nasdaq Stock Market (U.S.) Index and in the S & P Semiconductors Index and that all dividends were reinvested. No dividends have been declared or paid on the Company's common stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

The information contained above under the captions "Report of the Compensation Committee of the Board of Directors on Executive Compensation," "Report of the Audit Committee of the Board of Directors" and "Performance Graph" shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference in to such filing.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based solely on its review of the copies of such forms received by it, or written representations from reporting persons, the Company believes that during fiscal 2002 all such forms were filed on a timely basis.

Other Matters

The Company knows of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares they represent as the Board of Directors may recommend.

THE BOARD OF DIRECTORS

Dated: August 8, 2002

[This Page Intentionally Left Blank]

AMENDED AND RESTATED
CHARTER FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF
OMNIVISION TECHNOLOGIES, INC.

PURPOSE:

The purpose of the Audit Committee of the Board of Directors of OmniVision Technologies, Inc. and its subsidiaries (the "Company"), shall be to make such examinations as are necessary to monitor the Company's systems of internal control and the reliability of its financial policies, to review and report to the Board of Directors the appropriateness of the Company's accounting policies, compliance with legal and regulatory matters and the independence and performance of the Company's internal auditors and independent accountants, to provide to the Board of Directors the results of its examinations and recommendations derived therefrom, to outline to the Board of Directors improvements made, or to be made, in internal accounting controls, to nominate independent auditors, and to provide to the Board of Directors such additional information and materials as it may deem necessary to make the Board of Directors aware of significant financial matters that require the Board of Directors' attention.

In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors from time to time prescribe.

MEMBERSHIP:

The Audit Committee members will be appointed by, and will serve at the discretion of, the Board of Directors and will consist of at least three members of the Board of Directors, meeting the following criteria:

1. Each member will be able to read and understand fundamental financial statements, in accordance with the NASDAQ National Market Audit Committee requirements; and
2. At least one member will have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a chief executive or financial officer with financial oversight responsibilities; and
3. (i) Each member will be an independent director, as defined in NASDAQ Rule 4200; or (ii) if the Board of Directors determines it to be in the best interests of the Company and its shareholders to have one (1) non-independent director, and the Board of Directors discloses the reasons for the determination in the Company's next annual proxy statement, then the Company may appoint one (1) non-independent director to the Audit Committee if the director is not a current employee or officer, or an immediate family member of a current employee or officer.

RESPONSIBILITIES:

The responsibilities of the Audit Committee shall include:

1. Reviewing on a continuing basis the adequacy of the Company's system of internal controls.
2. Reviewing on a continuing basis the activities, organizational structure and qualifications of the Company's finance department.
3. Recommending the appointment of independent auditors to the Board of Directors.
4. Reviewing fee arrangements with the independent auditors.
5. Reviewing the independent auditors' proposed audit scope, approach, and independence.

6. Reviewing the performance of the independent auditors, who shall be accountable to the Board and the Audit Committee.

7. Discussing with the Company's independent auditors the financial statements and audit findings, including discussing with the Company's independent auditors any significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management and any other matters described in SAS No. 61, as may be modified or supplemented;

8. Reviewing the written disclosures and the letter from the Company's independent auditors required by ISB Standard No. 1, as may be modified or supplemented;

9. Conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditors;

10. Reviewing before release the audited financial statements and Management's Discussion and Analysis in the Company's annual report on Form 10-K;

11. Ensuring that the Company's independent auditors review the Company's interim financial statements included in quarterly reports on Form 10-Q, using professional standards and procedures for conducting such reviews;

12. Reviewing before release the unaudited quarterly operating results in the Company's quarterly earnings release;

13. Overseeing compliance with the requirements of the Securities and Exchange Commission for disclosure of independent auditor's services and audit committee members and activities;

14. Reviewing management's monitoring of compliance with the Company's Standards of Business Conduct and with the Foreign Corrupt Practices Act;

15. Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Company's financial statements;

16. Providing oversight and review of the Company's asset management policies, including an annual review of the Company's investment policies and performance for cash and short-term investments;

17. If necessary, instituting special investigations and, if appropriate, hiring special counsel or experts to assist;

18. Reviewing related party transactions for potential conflicts of interest;

19. Providing a report in the Company's proxy statement in accordance with the requirements of Item 306 of Regulations S-K and Item 7(e)(3) of Schedule 14A;

20. Reviewing its own structure, processes and membership requirements; and

21. Performing other oversight functions as requested by the full Board of Directors.

In addition to the above responsibilities, the Audit Committee will undertake such other duties as the Board of Directors delegates to it, and will report, at least annually, to the Board regarding the Committee's examinations and recommendations.

The Audit Committee is authorized to conduct any investigation appropriate to fulfilling its responsibilities and may retain, at the Company's expense, such consultants and experts as it deems necessary to assist it in conducting any such investigation.

MEETINGS:

The Audit Committee will meet at least four times each year. The Audit Committee may establish its own schedule which it will provide to the Board of Directors in advance.

The Audit Committee will meet separately with the Chief Executive Officer and separately with the Chief Financial Officer of the Company at least annually to review the financial affairs of the Company. The Audit Committee will meet with the independent auditors of the Company, at such times as it deems appropriate, to review the independent auditor's examination and management report.

MINUTES:

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.